Registration No. _________


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM N-4


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      Pre-Effective Amendment No. _____ _____

                     Post-Effective Amendment No. _____ _____


                                     and/or


         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                             Amendment No. ___ _____

                        (Check appropriate box or boxes)

               Principal Life Insurance Company Separate Account B
--------------------------------------------------------------------------------
                           (Exact Name of Registrant)


                        Principal Life Insurance Company
--------------------------------------------------------------------------------
                               (Name of Depositor)

          The Principal Financial Group, Des Moines, Iowa              50392
--------------------------------------------------------------------------------
  (Address of Depositor's Principal Executive Offices)               (Zip Code)


Depositor's Telephone Number, including Area Code   (515) 248-3842


  M. D. Roughton, The Principal Financial Group, Des Moines, Iowa  50392
--------------------------------------------------------------------------------
                     (Name and Address of Agent for Service)

     Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement


     Title of Securities Being Registered: Principal Freedom Variable Annuity Contract

           PRINCIPAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT B
                   PRINCIPAL FREEDOM(sm) VARIABLE ANNUITY CONTRACT

                       Registration Statement on Form N-4
                              Cross Reference Sheet

Form N-4 Item                                    Caption in Prospectus

Part A

  1.   Cover Page                                Principal Freedom(sm) Variable
                                                 Annuity Contract

  2.   Definitions                               Glossary

  3.   Synopsis                                  Summary of Expense Information
       Summary

  4.   Condensed Financial                       Performance Calculation,
       Information                               Independent Auditors,
                                                 Financial Statements

  5.   General Description of                    Summary, The Company, The
       Registrant                                Separate Account, Fixed
                                                 Account, Voting Rights

  6.   Deductions                                Summary, Charges and
                                                 Deductions, Mortality and
                                                 Expense Risks Charge,
                                                 Transaction Fee, Premium Taxes,
                                                 Fixed Account Surrender Charge
                                                 and Transfer Fee,
                                                 Administrative Charge, Special
                                                 Provisions for Group or
                                                 Sponsored Arrangements,
                                                 Distribution of the
                                                 Contract

  7.   General Description of                    Summary, Investment Limita-
       Variable Annuity Contract                 tions, Separate Account Invest-
                                                 ment Options, Transfers,
                                                 Surrenders, Charges and
                                                 Deductions, Standard Death
                                                 Benefit, Benefit Option Pay-
                                                 ments, Free-Look Provision, The
                                                 Separate Account, The Contract,
                                                 To Buy a Contract, The
                                                 Accumulation Period, The
                                                 Retirement Period, General
                                                 Provisions, Rights Reserved By
                                                 The Company, Customer Inquiries

  8.   Annuity Period                            The Accumulation Period, The
                                                 Retirement Period

  9.   Death Benefit                             Standard Death Benefit, The
                                                 Accumulation Period, The
                                                 Retirement Period, Mortality
                                                 and Expense Risks Charge, Fixed
                                                 Account Surrender Charge and
                                                 Transfer Fee, Delay of Payments
                                                 Non-Qualified Contracts,
                                                 Required Distributions for Non-
                                                 Qualified Contracts, IRA & SEP

 10.   Purchase and Contract Value               Summary, Free-Look Provision,
                                                 The Contract, To Buy a
                                                 Contract, The Accumulation
                                                 Period, The Retirement Period,
                                                 Delay of Payments, Distribution
                                                 of the Contract

 11.   Redemptions                               Summary, Benefit Option
                                                 Payments, The Accumulation
                                                 Period, Charges and Deductions,
                                                 Transaction Fee, Fixed Account
                                                 Surrender Charge and Transfer
                                                 Fee, Delay of Payments,
                                                 Contract Termination

 12.   Taxes                                     Summary, Benefit Options,
                                                 Federal Tax Matters,
                                                 Non-Qualified Contracts,
                                                 Required Distributions for
                                                 Non-Qualified Contracts, IRA
                                                 and SEP, Withholding, Mutual
                                                 Fund Diversification

 13.   Legal Proceedings                         Legal Proceedings

 14.   Table of Contents of the                  Table of Contents of the
       Statement of Additional                   Statement of Additional
       Information                               Information

Part B                                           Statement of Additional
                                                 Information

                                                 Caption**

 15.   Cover Page                                Principal Freedom(sm)
                                                 Variable Annuity Contract

 16.   Table of Contents                         Table of Contents

 17.   General Information and                   General Information and
       History                                   History

 18.   Services                                  Independent Auditors**,
                                                 Independent Auditors

 19.   Purchase of Securities                    Summary**, To Buy a Contract**
       Being Offered                             Distribution of the Contract**

 20.   Underwriters                              Summary**, Distribution of the
                                                 Contract**

 21.   Calculation of Performance                Calculation of Yield and
       Data                                      Total Return

 22.   Annuity Payments                          Benefit Options Payments**,
                                                 Delay of Payments**

 23.   Financial Statements                      Financial Statements

** Prospectus caption given where appropriate.

                     Principal Freedom(sm) Variable Annuity

           Issued by Principal Life Insurance Company (the "Company")

                     This Prospectus is dated ____________.

The individual deferred annuity contract ("Contract") described in this Prospectus is funded with the Principal Life Insurance Company Separate Account B ("Separate Account") and a fixed annuity account ("Fixed Account"). The assets of the divisions of the Separate Account are invested in a corresponding Account of the Principal Variable Contracts Fund, Inc., the American Century Variable Portfolios, Inc. - VP Income & Growth and the Templeton Variable Products Series Fund - Templeton Stock Fund Class 2. The Fixed Account is a part of the General Account of the Company.

This prospectus provides information about the Contract and the Separate Account that you ought to know before investing. It should be read and retained for future reference. Additional information about the Contract is included in the Statement of Additional Information ("SAI"), dated ________ which has been filed with the Securities and Exchange Commission (the "Commission"). The SAI is a part of this prospectus. The table of contents of the SAI is on page __ of this prospectus. You may obtain a free copy of the SAI by writing or telephoning:

                           Principal Freedom(sm) Variable Annuity
                           Principal Financial Group
                           P. O. Box _______
                           Des Moines, Iowa _____________
                           Telephone: 1-800-_____________

An investment in the Contract is not a deposit in any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is valid only when attached to the current prospectuses for the Principal Variable Contracts Fund, Inc. (the "Fund"), the American Century Variable Portfolios, Inc. VP Income & Growth and the Templeton Variable Products Series Fund - Templeton Stock Fund Class 2.

TABLE OF CONTENTS

GLOSSARY

SUMMARY OF EXPENSE INFORMATION

SUMMARY
         Investment Limitations
         Separate Account Investment Options
         Transfers
         Surrenders
         Charges and Deductions
         Standard Death Benefit
         Benefit Option Payments
         Free-look Provision

THE PRINCIPAL FREEDOMSM VARIABLE ANNUITY

THE COMPANY

THE SEPARATE ACCOUNT

THE FUNDS

THE CONTRACT
         To Buy a Contract
         The Accumulation Period
         The Retirement Period

CHARGES AND DEDUCTIONS
         Morality and Expense Risks Charge
         Transaction Fee
         Premium Taxes
         Fixed Account Surrender Charge and Transfer Fee
         Administration Charge
         Special Provisions for Group or Sponsored Arrangements

FIXED ACCOUNT
         General Description
         Fixed Account Value
         Fixed Account Transfers, Total and Partial Surrenders

GENERAL PROVISIONS
         The Contract
         Delay of Payments
         Misstatement of Age or Sex
         Assignment
         Change of Owner
         Beneficiary
         Contract Termination

RIGHTS RESERVED BY THE COMPANY

DISTRIBUTION OF THE CONTRACT

PERFORMANCE CALCULATION

VOTING RIGHTS

FEDERAL TAX MATTERS
         Non-Qualified Contracts
         Required Distributions for Non-Qualified Contracts

IRA and SEP
         Withholding
         Mutual Fund Diversification

STATE REGULATION

LEGAL OPINIONS

LEGAL PROCEEDINGS

REGISTRATION STATEMENT

OTHER VARIABLE ANNUITY CONTRACTS

INDEPENDENT AUDITORS

FINANCIAL STATEMENTS

CUSTOMER INQUIRIES

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Contract offered by this prospectus may not be available in all states. This prospectus is not an offer to sell, or solicitation of an offer to buy, the Contract in states in which the offer or solicitation may not be lawfully made. No person is authorized to give any information or to make any representation in connection with this Contract other than those contained in this prospectus.

GLOSSARY

account - series or portfolio of a mutual fund in which a Separate Account division invests.

accumulated value - an amount equal to the Fixed Account value plus the Separate Account value.

annuitant - the person, including any joint annuitant, on whose life the benefit option payment is based. This person may or may not be the owner.

annuity payment date - the date the owner's accumulated value is applied, under a benefit option, to make income payments.

contract date - the date that the Contract is issued and which is used to determine contract years.

contract year - the one-year period beginning on the contract date and ending one day before the Contract anniversary and any subsequent one year period beginning on a Contract anniversary.

division - a part of the Separate Account which invests in shares of an account of a mutual fund.

Fixed Account - an account which earns guaranteed interest.

joint annuitant - additional annuitant. Joint annuitants must be husband and wife and must be named as owner and joint owner. Any reference to the annuitant's death means the death of the last surviving annuitant.

joint owner - an owner who has an undivided interest with the right of survivorship in this Contract with another owner. Joint owners must be husband and wife and must be named as annuitant and joint annuitant. Any reference to the owner's death means the death of the last surviving owner.

mutual fund - a registered open-end investment company in which a division invests.

owner - the person, including joint owner, who owns all the rights and privileges of this contract.

purchase payments - the gross amount contributed to the contract. Fixed Account purchase payments include transfers into the Fixed Account from any Separate Account division.

unit - the accounting measure used to calculate the value of the Separate Account value prior to annuity payment date.

unit value - a measure used to determine the value of an investment in a division.

valuation date - the date as of which the net asset value of a mutual fund is determined.

valuation period - the period of time between determination of asset value on one valuation date and the next valuation date.

SUMMARY OF EXPENSE INFORMATION
The purpose of these tables is to assist you in understanding the various costs and expenses of the Contract. This information includes expenses of the Contract as well as the Accounts but does not include any premium taxes that may apply. For a more complete description of the Contract expenses, see CHARGES AND DEDUCTIONS.

Contract owner Transaction Expenses:
o        There is no sales charge imposed on purchases.
o        Deferred sales charge:
o        No deferred sales charge applies to surrenders from the Separate
         Account.
o The deferred sales charge (as a percentage of amounts surrendered from the Fixed Account) is as follows:

         number of completed contract years      surrender charge applied
         since each Fixed Account purchase*      to Fixed Account surrenders
         was made                                beyond Free Transaction Amount
                  0 (year of purchase payment)               6%
                  1                                          6%
                  2                                          6%
                  3                                          5%
                  4                                          4%
                  5                                          3%
                  6                                          2%
                  7 and later                                0

* Includes amounts transferred to Fixed Account from Separate Account divisions. Each Fixed Account purchase payment begins in year 0 for purposes of calculating the percentage applied to that payment.

o Transfer fees may apply to transfers from the Fixed Account to any division of the Separate Account (See Table of Fixed Account Surrender Charges and Transfer Fees).
o        Transaction fee - a $30 fee is charged on:
o        each unscheduled transfer after the 12th unscheduled transfer, and
o each unscheduled partial surrender after the 12th unscheduled partial surrender in a contract year.
o        There is no annual contract fee.
o        Separate Account annual expenses (as a percentage of average account value)
o        mortality and expense risks charge                   0.85%
o        other Separate Account expenses                         0
o        total Separate Account annual expenses               0.85%


o        Annual expense of Accounts (as a percentage of average net assets) as of December 31, 1998.
                                                Management                 Other            Total Account
         Account                                Fees                       Expenses         Annual Expenses
         -------                                ----                       --------         ---------------
         American Century VP Income & Growth
         Blue Chip
         Bond
         Capital Value
         International
         LargeCap Growth
         MidCap
         MidCap Growth
         MidCap Value
         Money Market
         Stock Index 500
         SmallCap
         SmallCap Growth
         Templeton VP Stock
                  *Estimated

o        Example

The purpose of the following example is to assist you in understanding the various costs and expenses that a contract owner bears directly or indirectly. It reflects expenses of the Separate Account as well as the expenses of the Account in which the Separate Account invests, both as of the calendar year ended December 31, 1998. In certain circumstances, state premium taxes also apply.

The example should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

You would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets. There is no surrender charge imposed on total or partial surrenders from divisions of the Separate Account.

Division                                             1 year            3 years          5 years           10 years
--------                                             ------            -------          -------           --------
American Century VP Income & Growth
Blue Chip                                                                               n/a               n/a
Bond
Capital Value
International
LargeCap Growth                                                                         n/a               n/a
MidCap
MidCap Growth
MidCap Value                                                                            n/a               n/a
Money Market
Stock Index 500                                                                         n/a               n/a
SmallCap
SmallCap Growth
Templeton VP Stock

SUMMARY
This prospectus describes a flexible variable annuity offered by the Company. The Contract is designed to provide individuals with retirement benefits, including plans and trusts that do not qualify for special tax treatment under the Internal Revenue Code of 1986, as amended (the "Code") and for purchase by persons participating in individual retirement annuity plans that meet the requirements of Section 408 of the Code.

This is a brief summary of the Contract's features. More detailed information follows later in this prospectus.

Investment Limitations
o        Initial purchase payment must be $10,000 or more.
o        Each subsequent investment must be $50 or more.
o The total purchase payments made during the life of the Contract may not be greater than $2 million.

Separate Account Investment Options (see THE FUNDS):
Division                          invests in:
American Century VP Growth        American Century Variable Portfolios, Inc.
         & Income                          VP Income & Growth
                                  Principal Variable Contracts Fund, Inc.
Blue Chip                                  Blue Chip Account
Bond                                       Bond Account
Capital Value                              Capital Value Account
International                              International Account
LargeCap Growth                            LargeCap Growth Account
MidCap                                     MidCap Account
MidCap Growth                              MidCap Growth Account
MidCap Value                               MidCap Value Account
Money Market                               Money Market Account
Stock Index 500                            Stock Index 500 Account
SmallCap                                   SmallCap Account
SmallCap Growth                            SmallCap Growth Account
Templeton VP Stock                Templeton Variable Products Series Fund -
                                           Templeton Stock Fund Class 2.

Transfers (see Separate Account Transfers for additional  restrictions)
o During the accumulation period:
     o   from the Separate Account divisions:
         o        dollar amount or percentage of transfer must be specified; and
         o transfer may occur on scheduled or unscheduled basis (a $30 fee is imposed on each unscheduled transfer after the 12th unscheduled transfer in a contract year).
     o   from the Fixed Account:
         o        percentage or dollar amount of transfer must be specified; and
         o amounts available for transfer without payment of transfer fee are limited (see Fixed Account Transfers, Total and Partial Surrenders).
o During the annuity period transfers are not permitted.

Surrenders (total or partial) (see Separate Account Surrender and Fixed Account Transfers, Total and Partial Surrenders)
o        During the accumulation period:
         o        a dollar amount must be specified;
         o withdrawals before age 59 1/2 may involve an income tax penalty;
         o        full surrender permitted prior to the annuity payment date;
                  and
         o        partial surrender permitted prior to annuity payment date
                  (a $30 fee is imposed on each unscheduled partial surrender after the 12th unscheduled partial surrender in a contract year).
o        During the annuity period surrenders are not permitted.

Charges and Deductions
o        No sales charge on purchase payment at the time of investment.
o A contingent deferred surrender charge is imposed on certain total or partial surrenders from the Fixed Account.
o A transfer fee applies to certain transfers from the Fixed Account to divisions of the Separate Account.
o A mortality and expense risks daily charge equal to 0.85% per year applies to amounts in the Separate Account. The Company reserves the right increase this charge but guarantees that it will not exceed 1.25% per year.
o Daily Separate Account administration charge is currently zero but the Company reserves the right to assess a charge not to exceed 0.15% annually.
o Certain states and local governments impose a premium tax. The Company reserves the right to deduct the amount of the tax from purchase payments or accumulated values.

Standard Death Benefit
o        During the accumulation period:
         o   death benefit is the greater of:
             o        accumulated value, or
             o        purchase payments minus partial surrenders, surrender
                           charges and transfer fees.
         o You may choose to have death benefit payments made under a benefit option.
o        During the annuity period:
         o your named beneficiary receives only the continuing payments provided by the benefit option selected.

Optional annual Enhanced Death Benefit rider is available.

Benefit Option Payments
o You may choose from several fixed payment benefit options which start on your selected annuity payment date.

o Payments are made to the annuitant (or beneficiary depending on benefit option selected).

Free-look Provision
o You may surrender the Contract during the free-look period which is generally 10 days but may be longer in certain states.
o We return either all purchase payments made or the accumulated value, whichever is required by applicable state law.

THE PRINCIPAL FREEDOM(sm) VARIABLE ANNUITY
The Principal Freedom(sm) Variable Annuity is significantly different from a fixed annuity. As the owner of a variable annuity, you assume the risk of investment gain or loss (as to amounts in the Separate Account divisions) rather than the insurance company. The amount of the annuity payment under a variable annuity is not guaranteed. Payments vary with the investment performance of the portfolio securities of the underlying Account.

Based on your investment objectives, you direct the allocation of purchase payments and accumulated values. There can be no assurance that your investment objectives will be achieved.

THE COMPANY
The Company is a stock life insurance company with its home office at: Principal Financial Group, Des Moines, Iowa _____. It is authorized to transact life and annuity business in all of the United States and the District of Columbia. The Company is a wholly owned subsidiary of a mutual insurance holding company named "Principal Mutual Holding Company."

In 1879, the Company was incorporated under Iowa law as a mutual life insurance company named Bankers Life Association. It changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual holding company structure took place in 1998.

THE SEPARATE ACCOUNT
The Separate Account was established under Iowa law on January 12, 1970. It was registered as a unit investment trust with the Commission on July 17, 1970. This registration does not involve Commission supervision of the investments or investment policies of the Separate Account.

The income, gains, and losses, whether or not realized, of the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company. Obligations arising from the Contract, including the promise to make benefit option payments, are general corporate obligations of the Company. However, the Contract provides that the portion of the Separate Account's assets equal to the reserves and other liabilities under the Contract are not charged with any liabilities arising out of any other business of the Company.

There currently are fourteen divisions in the Separate Account available to you. The assets of each division invest in a corresponding Account of a mutual fund. New Accounts may be added and made available. Accounts may also be eliminated from the Separate Account.

THE FUNDS
The Funds are mutual funds registered under the Investment Company Act of 1940 as open-end diversified management investment companies. The Funds provide the investment vehicle for the Separate Account. A full description of the Funds, their investment objectives, policies and restrictions, charges and expenses and other operational information is contained in the attached prospectuses (which should be read carefully before investing) and the Statements of Additional Information. Additional copies of these documents are available from a sales representative or our home office.

The following is a brief summary of the investment objectives of each division:

Division               Division Invests in                  Investment Advisor
                       American Century Variable
                       Portfolios, Inc.
American Century VP    VP Income & Growth                   American Century
Income & Growth                                             Investment Management, Inc.

                       Principal Variable Contracts Fund,
                       Inc.
Blue Chip              Blue Chip Account                    Invista Capital Management, Inc.
                                                            through a sub-advisory agreement

Bond                   Bond Account                         Principal Management Corporation

Capital Value          Capital Value Account                Invista Capital Management, Inc.
                                                            through a sub-advisory agreement

International          International Account                Invista Capital Management, Inc.
                                                            through a sub-advisory agreement

LargeCap Growth        LargeCap Growth Account              Janus Capital Corporation
                                                            through a sub-advisory agreement

MidCap                 MidCap Account                       InVista Capital Management, Inc.
                                                            through a sub-advisory agreement

MidCap Growth          MidCap Growth Account                Dreyfus Corporation
                                                            through a sub-advisory agreement

MidCap Value           MidCap Value Account                 Neuberger & Berman Management, Inc.
                                                            through a sub-advisory agreement

Money Market           Money Market Account                 Principal Management Corporation

Stock Index 500        Stock Index 500 Account              Invista Capital Management, Inc.
                                                            through a sub-advisory agreement

SmallCap               SmallCap Account                     Invista Capital Management, Inc.
                                                            through a sub-advisory agreement

SmallCap Growth        SmallCap Growth Account              Berger Associates
                                                            through a sub-advisory agreement

                       Templeton Variable Products Series
                       Fund
Templeton VP Stock     Templeton Stock Fund Class 2         Templeton Investment Counsel, Inc.


Division                                 Investment Objective
American Century VP                      Seeks dividend growth, current income and capital appreciation.  The Account
Income & Growth                          will seek to achieve its investment objective by investing in common stocks.

Blue Chip                                Seeks to achieve growth of capital and growth of income by investing primarily in common stocks of well capitalized, established companies.

Bond                                     To provide as high a level of income as is consistent with preservation of capital and prudent investment risk.

Capital Value                            To provide long-term capital appreciation and secondarily growth of investment income.  The Account seeks to achieve its investment objectives through the purchase primarily of common stocks, but the Account may invest in other securities.

International                            Seeks long-term growth of capital by investing in a portfolio of equity securities domiciled in any of the nations of the world.

LargeCap Growth                          Seeks long-term growth of capital by investing primarily in equity securities of growth companies with market capitalization of greater than $10 billion.

MidCap                                   To achieve capital appreciation by investing primarily in securities of emerging and other growth-oriented companies.

Division                                 Investment Objective

MidCap Growth                            Seeks long-term growth of capital by investing primarily in growth stocks of companies with market capitalizations in the $1 billion to $10 billion range.

MidCap Value                             Seeks long-term growth of capital by investing primarily in equity securities of companies with value characteristics and market capitalizations in the $1 billion to $10 billion range.

Money Market                             seeks as high a level of current income available from short-term securities as is considered consistent with preservation of principal and maintenance of liquidity by investing all of its assets in a portfolio of money market instruments.

Stock Index 500                          Seeks long-term growth of capital.  The Account attempts to mirror the investment results of the Standard & Poors Stock Index.

SmallCap                                 Seeks long-term growth of capital.  The Account attempts to achieve its objective by investing primarily in equity securities of small growth companies with market capitalization of less than $1 billion.

SmallCap Growth                          Seeks long-term growth of capital by investing primarily in equity securities of small growth companies with market capitalization of less than $1 billion.

Templeton VP Stock                       Capital growth through investing primarily in common and preferred stock issued by companies, large and small, in various nations throughout the world.

Principal Management Corporation (the "Manager") has executed agreements with various sub-advisors. Under those sub-advisory agreements, the sub-advisor agrees to assume the obligations of the Manager to provide investment advisory services for a specific Account. For these services, each sub-advisor is paid a fee by the Manager.

          Account: Blue Chip, Capital Value, International, MidCap, Stock Index 500 and SmallCap Sub-Advisor: Invista Capital Management, Inc. Invista is a subsidiary of Principal Life Insurance Company which makes it an affiliate of the Manager. Invista has managed investments for institutional investors, including Principal Life, since 1985. As of December 31, 1998, it managed assets of approximately $_______ billion. Invista's address is 1800 Hub Tower, 699 Walnut, Des Moines, Iowa 50309.

         Account: LargeCap Growth
         Sub-Advisor: Janus Capital Corporation

         Account: MidCap Growth
         Sub-Advisor: The Dreyfus Corporation, located at 200 Park Avenue, New York, NY 10166, was formed in 1947. The Dreyfus Corporation is a wholly-owned subsidiary of Mellon Bank, N.A. which is a wholly-owned subsidiary of Mellon Bank Corporation. As of ________ the Dreyfus Corporation managed or administered approximately $___ billion in assets for approximately _____ million investor accounts nationwide.

         Account: MidCap Value
         Sub-Advisor: Neuberger & Berman Management, Inc.

         Account: SmallCap Growth Sub-Advisor: Berger Associates. Berger's address is 210 University Boulevard, Suite 900, Denver, CO 80206. It serves as investment advisor, sub-advisor, administrator or sub-administrator to mutual funds and institutional investors. Kansas City Southern Industries, Inc. ("KCSI") owns approximately 87% of Berger. KCSI is a publicly traded holding company with principal operations in rail transportation, through its subsidiary the Kansas City Southern Railway Company, and financial asset management businesses.

The Company purchases and sells Fund shares for the Separate Account at their net asset value without any sales or redemption charge. Shares of the Funds represent interests in the Accounts available for investment by the Separate Account. Each Account corresponds to one of the divisions of the Separate Account. The assets of each Account are separate from the others. An Account's performance has no effect on the investment performance of any other Account.

THE CONTRACT
The descriptions that follow are based on provisions of the Contract offered by this prospectus. You should refer to the actual Contract and the terms and limitations of any tax qualified plan which is to be funded by the Contract. Tax qualified plans are subject to several requirements and limitations which may affect the terms of any particular Contract or the advisability of taking certain action permitted by the Contract.

To Buy a Contract
If you want to buy a Contract, you must submit an application and make an initial purchase payment. If the application is complete and the Contract applied for is suitable, the Contract is issued. If the completed application is received in proper order, the initial purchase payment is credited within two valuation days after the later of receipt of the application or receipt of the initial purchase payment at the Company's home office. If the initial purchase payment is not credited within five valuation days, it is refunded unless we have received your permission to retain the purchase payment until we receive the information necessary to issue the Contract.

1.       Purchase payments
The initial purchase payment must be at least $10,000. Subsequent payments must be at least $50. The total of all purchase payments may not be greater than $2,000,000 without our prior approval.

The Company reserves the right to:
o increase the minimum amount for each purchase payment to not more than $1,000, and
o terminate a Contract and distribute the accumulated value if no premiums are paid during two consecutive calendar years and the accumulated value (or total purchase payments less partial surrenders and applicable surrender charges and transfer fees) is less than $5,000.
The Company will first notify you of its intent to exercise this right and give you 60 days to increase the accumulated value to at least $5,000.

2.       Allocation of purchase payments and free-look period
Your purchase payments are allocated to the divisions of the Separate Account or to the Fixed Account according to your instructions. The percentage allocation for future purchase payments may be changed, without charge, at any time by sending a written request to or telephoning the Company. The allocation changes are effective at the end of the valuation period in which your new instructions are received. You may not allocate your investment to the Fixed Account if it causes the value of the Fixed Account to be more than $1,000,000 (without our prior approval).

You may surrender the Contract for any reason during the free-look period. Some states require us to return the initial purchase payment. If your Contract is issued in one of those states, your initial purchase payments are allocated to the Money Market Division for 15 days (20 days for contracts issued in Idaho) after the contract date. After the 15-day period (20 days in Idaho), the initial purchase payment is reallocated according to your allocation instructions. The states in which purchase payments are returned are:
         Colorado                   Kentucky                  North Carolina
         Connecticut*               Louisiana                 Oklahoma
         Georgia                    Maryland                  Rhode Island
         Hawaii                     Michigan                  South Carolina
         Idaho                      Missouri                  Utah
         Indiana                    Nebraska                  Washington
*Purchase payments are refunded if the Contract is canceled prior to its delivery, otherwise accumulated value is refunded.

If your Contract is issued in a state not listed above and if you surrender the Contract during the free-look period, you will receive the accumulated value.

Under state law, you have the right to surrender the Contract for any reason during the free-look period. The free-look period is 10 days after the Contract is delivered to you in all states, unless your Contract is issued in:
         a. California and you are age 60 and over (your free-look period is 30 days);
         b. Colorado (15 day free-look  period);  or
         c. Idaho and North Dakota (20 day free-look period).

You may surrender the Contract by returning it, and a written request to surrender the Contract, to the Company's home office or to the sales representative who sold it to you before the close of business on the last day of the free-look period. If you send the surrender request (properly addressed and postage prepaid) to the Company, the date of the postmark is used to determine if the free-look period has expired.

If the purchase of this Contract is a replacement for another annuity contract or a life insurance policy, different free-look periods may apply. The Company reserves the right to keep the initial purchase payment in the Money Market division longer than 15 days as allowed by a particular state's replacement requirements.

The Accumulation Period
1.       The value of your Contract
The value of your Contract is the total of the Separate Account value plus any Fixed Account value. The Fixed Account value is described in the section titled FIXED ACCOUNT.

There is no guaranteed minimum Separate Account value. Its value reflects the investment experience of the divisions of the Separate Accounts that you choose. It also reflects your purchase payments, partial surrenders and the Contract expenses deducted from the Separate Account. At the end of any valuation period, your Contract's value in a division is:
o        the  number of units you have in a division  multiplied  by
o        the value of a unit in the  division.
The number of units is the total of units purchased by allocations to the division from:
o        your initial purchase payment;
o        subsequent  investments;  and
o        transfers from another  division  or  the  Fixed  Account.
minus  units  sold:
o        for  partial surrenders from the division;
o as part of a transfer to another division or the Fixed Account; and
o        to pay Contract charges and fees.

Unit values are calculated each valuation date. To calculate the unit value of a division, the unit value from the previous valuation date is multiplied by the divisions' net investment factor for the current valuation period. The number of units does not change due to a change in unit value.

The net investment factor measures the performance of each division. The net investment factor for a valuation period is calculated as follows:

         [{share price of the underlying mutual fund account at the end of the valuation period
                                      plus
         per share amount of the dividend (or other distribution) made by the mutual fund account during the valuation period}

                                   divided by
         share price of the underlying mutual fund account at the end of the previous valuation period]
                                    subtract
         {an administration charge (if any) plus the mortality and expense risks charge}

The administration charge (if any) and the mortality and expense risks charge are calculated by dividing the annual amount of the charge by 365 and multiplying by the number of days in the valuation period.

2.       Allocation of purchase payments
On your application for the Contract, you direct your purchase payments to be allocated to divisions of the Separate Account, the Fixed Account or both. Percentages must be in whole numbers and total 100%. Subsequent investments are made using the same allocation percentages unless you change the allocations.

Changes to the allocation percentages may be made without charge. A change is effective on the next valuation period after we receive your new instructions. You can change the allocations by mailing your instructions to us or calling us at _____________.

3.       Separate Account Division Transfers
You may request an unscheduled transfer or set up a periodic transfer by sending us a written request or calling us if telephone services apply (1-800-_________). You must specify the dollar amount or percentage to transfer from each Separate Account division. In states where allowed, we reserve the right to reject transfer instructions from someone providing them for multiple Contracts for which he or she is not the owner.

You may not make a transfer to the Fixed Account if:
o a transfer has been made from the Fixed Account to a division within six months, or
o after the transfer, the Fixed Account value would be more than $1,000,000 (without our prior approval).

Unscheduled
o You may make unscheduled Separate Account division transfers from a division to another division or to the Fixed Account.
o The transfer is made, and values determined, as of the end of the valuation period in which we receive your request.
o The transfer amount must be equal or greater than the lesser of $50 or the value of your account(s) in the Separate Account divisions.
o A $30 fee is imposed on each unscheduled transfer after the 12th unscheduled transfer in a contract year (for fee purposes, all transfers based on a single instruction are considered to be a single transfer).

Scheduled
o        You may elect to have automatic transfers made on a periodic basis.
o You select the transfer date (other than the 29th, 30th or 31st) and the transfer period.
         o automatic portfolio rebalancing (annually, semi-annually or quarterly)
         o dollar cost averaging (annually, semi-annually, quarterly or monthly)
o If the selected date is not a valuation date, the transfer is completed on the next valuation date.
o Transfers continue until your interest in the division is exhausted or we receive notice to stop them.
o We reserve the right to limit the number of Separate Account divisions from which simultaneous transfers are made. In no event will it ever be less than two.

4.       Separate Account Surrenders
Surrenders from the Separate Account are generally paid within seven days of the effective date of the request for surrender (or earlier if required by law). However, certain delays in payment are permitted (see GENERAL PROVISIONS - Delay of Payment). Surrenders before age 59 1/2 may involve an income tax penalty (see FEDERAL TAX MATTERS). You must send us a written request for any surrender.

You may specify surrender allocations percentages with each partial surrender request. If you don't provide us with specific percentages, we will use your purchase payment allocation percentages for the partial surrender.

Total
o        You may surrender the Contract on or before the annuity payment date.
o You receive the cash surrender value at the end of the valuation period during which we receive your surrender request.
o The cash surrender value is the total of the values of your accounts in the Separate Account divisions plus any amount you have in the Fixed Account minus any applicable surrender charge or transaction fee.
o The written consent of all collateral assignees and irrevocable beneficiaries must be obtained prior to surrender.
o We reserve the right to require you to return the Contract to us prior to making any payment though this does not affect the amount of the cash surrender value.

Unscheduled partial
o Prior to the annuity payment date, you may surrender a part of the Fixed Account and/or Separate Account value by sending us a written request.
o You must specify the dollar amount of the surrender which must be $50 or more.
o The surrender is effective at the end of the valuation period during which we receive your written request for surrender.
o The surrender is deducted from your Fixed Account value and/or your account in any Separate Account division according to the surrender allocation percentages you specify.
o If surrender allocation percentages are not specified, we use your purchase payment allocation percentages.
o We surrender units from the Separate Account divisions and/or Fixed Account to equal the dollar amount of the surrender request plus any applicable Fixed Account surrender charge.
o The accumulated value after the unscheduled partial surrender must be equal or greater than $5,000 (we reserve the right to change the minimum remaining accumulated value but it will not be greater than $10,000).
o A $30 fee is imposed on each unscheduled partial surrender after the 12th unscheduled partial surrender in a contract year. Surrenders from multiple divisions made at the same time are considered to be one surrender for purposes of calculating this fee.

Scheduled partial
o You may elect partial surrenders on a periodic basis by sending us written notice.
o Your accumulated value must be at least $5,000 when the surrenders begin.
o Surrenders are made from any of the Separate Account divisions and/or the Fixed Account.
o You may specify monthly, quarterly, semi-annually or annually and pick a surrender date (other than the 29th, 30th or 31st).
o If the selected date is not a valuation date, the transfer is completed on the next valuation date.
o The surrender is deducted from your Fixed Account value and/or your account in any Separate Account division according to the surrender allocation percentages you specify.
o If surrender allocation percentages are not specified, we use your purchase payment allocation percentages.
o We surrender units from the Separate Account divisions and/or Fixed Account to equal the dollar amount of the surrender request plus any applicable surrender charge.
o The surrenders continue until the accumulated value is exhausted or we receive written notice to stop them.

5.       Death Benefit
Before the annuity payment date, you may give us written instructions for payment under a benefit option. If we do not receive your instructions, the death benefit is paid according to instructions from the beneficiary. No surrender charge applies when a death benefit is paid.

The beneficiary is the person or persons you name in the application to receive benefits upon your death. If the owner is not a natural person, death benefits are paid to the beneficiary upon the death of the annuitant.

Unless you have named an irrevocable beneficiary, you may change your beneficiary by providing us with written notice. If a beneficiary dies before you, on your death we will make equal payments to the surviving beneficiaries unless you had provided us with other written instructions. If none of your beneficiaries survives you, we will pay the death benefit to your estate in a lump sum.

The death benefit is usually paid within seven days of our receiving all documents (including proof of death) that we require to process the claim and the beneficiary's written instructions. Some states require this payment to be made in less than seven days. Under certain circumstances, this payment may be delayed (See GENERAL PROVISIONS - Delay of Payments). We pay interest (at least 3% or as required by state law) on the death benefit from the date we receive all required documents until payment is made or until the death benefit is applied under a benefit option.

Standard Death Benefit
The amount of the death benefit is the greater of:
o        your accumulated value on the date we receive all required documents,or
o the total of purchase payments minus any partial surrenders, fees and charges as of the date we receive all required documents and notice (including proof)of death.

If you die before the annuitant and your beneficiary is your spouse, we will continue the Contract with your spouse as the new owner. Alternatively, within 60 days of your death, your spouse may elect to:
o        apply the death benefit under a benefit option, or
o        receive the death benefit as a single payment.

If the annuitant dies before you and is not a joint owner, you may name a new annuitant. If a new annuitant is not named within 60 days of our receiving notice (including proof) of the annuitant's death, you will become the annuitant. If the owner of the contract is not a natural person, the annuitant's death is treated as the death of the owner.

If your beneficiary is a natural person but not your spouse, the death benefit may be paid as:
o fixed income for a period of years that is not greater than the life expectancy of the beneficiary;
o        life income with no minimum guaranteed
         period or a minimum guaranteed period that is not greater than the life expectancy of the beneficiary;
o        lump sum, or
o        an individual arrangement approved by us.

NOTE: If your beneficiary is not a natural person, the death benefit must be paid out within five years of your death.
         If you die before the annuitant and before the annuity payment date, there may be additional requirements imposed by the Code. (See FEDERAL TAX MATTERS)

The Retirement Period
1.       Annuity payment date
You may specify an annuity payment date in your application. If the annuitant is living and the Contract is in force on that date, we will notify you to begin taking payments under the Contract. You may not select an annuity payment date which is on or after the Annuitant's 85th birthday or 10 years after the contract date.

Depending on the type of retirement arrangement made when a Contract is issued, payments that are made too early or too late may be subject to penalty taxes. (See FEDERAL TAX MATTERS) You should consider this carefully when you select or change the annuity payment date.

You may change the annuity payment date with our prior approval. The request must be in writing and approved before we issue a supplementary Contract which provides a benefit option. The new annuity payment date must be any contract anniversary on or before the maximum annuity payment date.

2.       Benefit Options
You may elect to have benefit option payments made on a monthly, quarterly, semiannual or annual basis. There is no right to make any total or partial surrender after benefit option payments start.

The amount of the benefit option payment depends on:
o        amount of accumulated value;
o        benefit option selected; and
o        age of annuitant (unless fixed income option is selected).

Benefit option payments generally are higher for male annuitants than for female annuitants with an otherwise identical contract. This is because statistically females have longer life expectancies than males. In certain states, this difference may not be taken into consideration in fixing the payment amount. Additionally, contracts with no gender distinctions are made available for certain employer-sponsored plans because under most such plans, such contract provisions are prohibited by law.

You may select a benefit option or change a previous selection by written request. We must receive the request on or before the annuity payment date.

Payments under the benefit options are made as of the first day of each payment period beginning with the annuity payment date. The available benefit options are:

o Fixed Income. Payments of a fixed amount or payments for a fixed period of at least five years but not more than 30 years. Payments stop after all guaranteed payments are made.

o Life Income. Payments are made as of the first day of each payment period during the annuitant's life, starting with the annuity payment date. No payments are made after the annuitant dies. It is possible that you would only receive one payment under this option if the annuitant dies before the second payment is due. If you die after the payments begin and before the end of the minimum guaranteed period (if applicable), the remaining payments are made to the beneficiary named under your benefit option.

o Joint and Survivor Life Income. Payments are made during the life of the annuitant and joint annuitant, continuing until the death of the survivor. This option includes a minimum guaranteed period of 10 years. If both persons die before the end of the minimum guaranteed period, the remaining payments are made to the beneficiary under your benefit option.

o Joint and two-thirds Survivor Life Income. Payments continue as long as either the annuitant or the joint annuitant is alive. If either the annuitant or joint annuitant dies, payments continue to the survivor at two-thirds the original amount. Payments stop when both the annuitant and joint annuitant have died. It is possible that only one payment is made under this option if both annuitants die before the second payment is due.

o        Other benefit options may be available with our approval.

In order to avoid tax penalties, payments from at least one of your qualified contracts must start no later than April 1 following the calendar year in which you turn age 70 1/2. The required minimum payment is a distribution in equal (or substantially equal) amounts over your life or over the joint lives of you and your designated beneficiary. In addition, payments must be made at least once a year. Tax penalties may also apply at your death on certain excess accumulations. You should consider potential tax penalties with your tax advisor when selecting a benefit option or taking other distributions from the Contract.

CHARGES AND DEDUCTIONS
A mortality and expense risks charge and in some circumstances a transaction fee and state premium taxes are deducted under the Contract. A surrender charge (on surrenders) and a transfer fee (on transfers to divisions of the Separate Account) may also be deducted from certain withdrawals from the Fixed Account made before the annuity payment date. We reserve the right to assess a daily Separate Account administration charge. There are also deductions from and expenses paid out of the assets of the Accounts which are described in the Funds' prospectuses.

Mortality and Expense Risks Charge
We assess each division of the Separate Account with a daily charge for mortality and expense risks. The annual rate of the charge is 0.85% of the average daily net assets of the Separate Account. We reserve the right increase this charge but guarantee that it will not exceed 1.25% per year. This charge is assessed only prior to the annuity payment date. This charge is assessed daily when the value of an accumulation unit is calculated.

We have a mortality risk in that we guarantee payment of a death benefit in a single sum or under a benefit option. No surrender charge is imposed on a death benefit payment which gives us an additional mortality risk.

The expense risk that we assume is that the actual expenses incurred in issuing and administering the Contract exceed the Contract limits on administrative charges.

If the mortality and expense risks charge is not enough to cover the costs, we bear the loss. If the amount of mortality and expense risks charge deducted is more than our costs, the excess is profit to the Company. We expect a profit from the mortality and expense risks charge.

Transaction Fee
A transaction fee of $30 applies to each unscheduled partial surrender after the twelfth unscheduled partial surrender in a contract year. A $30 transaction fee is also charged to each unscheduled transfer from a division after the twelfth such transfer in a contract year. The transaction fee is deducted from the Fixed Account and/or your interest in a Separate Account division from which the amount is surrendered or transferred, on a pro rata basis.

Premium Taxes
We reserve the right to deduct an amount to cover any premium taxes imposed by states or other jurisdictions. Any deduction is made from either a purchase payment when we receive it, or the accumulated value when you request a surrender (total or partial) or it is applied under a benefit option.

Fixed Account Surrender Charge and Transfer Fee
No sales charge is collected or deducted when purchase payments are applied under the Contract to provide a benefit option. A surrender charge is assessed on certain total or partial surrenders from the Fixed Account. The amounts we receive from the surrender charge are used to cover some of the expenses of the sale of the Contract (commissions and other promotional or distribution expenses). If the surrender charge collected is not enough to cover the actual costs of distribution, the costs are paid from the Company's General Account assets which will include profit, if any, from the mortality and expense risks charge.

The surrender charge for any total or partial surrender is a percentage of the Fixed Account purchase payments withdrawn or surrendered which were received by us during the seven contract years prior to the withdrawal or surrender. The applicable percentage which is applied to the sum of the Fixed Account purchase payments (which includes amounts transferred to the Fixed Account from any of the Separate Account divisions) paid during each contract year is determined by the following table.

The Fixed Account transfer fee is assessed on certain transfers from the Fixed Account to the Separate Account.

           Table of Fixed Account Surrender Charges and Transfer Fees

  number of completed contract years        surrender charge and transfer fee applied
  since each Fixed Account purchase*        to Fixed Account surrenders and transfers
  was made                                  beyond Free Transaction Amount
           0 (year of purchase payment)                      6%
           1                                                 6%
           2                                                 6%
           3                                                 5%
           4                                                 4%
           5                                                 3%
           6                                                 2%
           7 and later                                       0

* Includes amounts transferred to Fixed Account from Separate Account divisions. Each Fixed Account purchase payment begins in year 0 for purposes of calculating the percentage applied to that payment.

We assume that surrenders and transfers are made in the following order:
o first from Fixed Account purchase payments we received more than seven completed contract years prior to the surrender (or transfer);
o then from the Fixed Account free transaction amount (first from the Fixed Account's earnings, then from the oldest Fixed Account purchase payments(first-in, first-out))described below; and
o then from Fixed Account purchase payments we received within the seven completed contract years before the surrender (or transfer) on a first-in, first-out basis.

Where permitted by state law, we reserve the right to reduce
o        the surrender charge fee for any amounts surrendered from this
         Contract, and/or
o        transfer  fees on  amounts  transferred  from the Fixed  Account to the
         Separate   Account.
These   reductions  would  apply  to  Contracts that  are attributable  to a conversion from other products issued by the Company and its subsidiaries and as otherwise permitted by the Investment Company Act of 1940(as amended).

Waiver of Fixed Account Surrender Charge Rider
The Fixed Account Surrender Charge will not apply to:
o        amounts applied under a benefit option; or
o        payment of death benefit; or
o        amounts distributed to satisfy the minimum distribution requirement of
         Section 401(a)9 of the Code (applies to qualified Contracts only) ; or
o after the seventh contract year, amounts transferred from the Contract to a Single Premium Immediate Annuity issued by us, or
o any amount transferred from a Contract used to fund another annuity contract issued by us to the contract owner's spouse when the distribution is made under a divorce decree, or
o withdrawals made after the first Contract anniversary (if permitted by state law) if the owner or annuitant has a critical need.

Waiver of the charge is available for critical need if the following conditions are met:
o        owner or annuitant  has a critical  need;
o the owner or annuitant to whom the critical need applies is the original owner or annuitant; and
o        the critical need did not exist before the contract date.

For the purposes of this section, the following definitions apply:
o critical need - owner's or annuitant's confinement to a health care facility, terminal illness diagnosis or total and permanent disability. If the critical need is confinement to a health care facility, the confinement must continue for at least 60 consecutive days after the contract date and the withdrawal must occur within 90 days of the confinement's end.
o heath care facility - a licensed hospital or inpatient nursing facility providing daily medical treatment and keeping daily medical records for each patient (not primarily providing just residency or retirement care). This does not include a facility primarily providing drug or alcohol treatment, or a facility owned or operated by the owner, annuitant or a member of their immediate families.
o terminal illness - sickness or injury that results in the owner's or annuitant's life expectancy being 12 months or less from the date notice to receive a distribution from the Contract is received by the Company.
o total and permanent disability - a disability that occurs after the contract date and that qualifies the owner or annuitant to receive social security disability payments. In New York and West Virginia, different definitions of total and permanent disability apply. Contact us at 1-800-_________ for additional information.

This rider is not available in New Jersey or Pennsylvania. In New York, the rider only applies if the original owner or original annuitant suffers a total and permanent disability.

Administration Charge
We reserve the right to assess each division of the Separate Account with a daily charge at the annual rate of 0.15% of the average daily net assets of the division. This charge would only be imposed before the annuity payment date. This charge would be assessed to help cover administrative expenses.
Administrative expenses include the cost of issuing the Contract, clerical, recordkeeping and bookkeeping services, keeping the required financial and accounting records, communicating with Contract owners and making regulatory filings.

Special Provisions for Group or Sponsored Arrangements
Where permitted by state law, Contracts may be purchased under group or sponsored arrangements as well as on an individual basis.
o group arrangement - program under which a trustee, employer or similar entity purchases
         Contracts covering a group of individuals on a group basis.
o sponsored arrangement - program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Contracts on an individual basis.

The charges and deductions described above may be reduced for Contracts issued in connection with group or sponsored arrangements. The rules in effect at the time the application is approved will determine if reductions apply. Reductions may include Contracts without, or with reduced, Fixed Account surrender charges or transfer fees.

Availability of the reduction and the size of the reduction (if any) is based factors such as:
o        size of group;
o        expected number of participants; and
o        anticipated purchase payments from the group.

Reductions reflect the reduced sales efforts and administrative costs resulting from these arrangements.

We may modify the criteria for and the amount of the reduction in the future. Modifications will not unfairly discriminate against any person, including affected Contract owners and other contract owners with contracts funded by the Separate Account.

FIXED ACCOUNT
You may allocate purchase payments and transfer amounts from the Separate Account to the Fixed Account. Assets in the Fixed Account are held in the General Account of the Company. Because of exemptive and exclusionary provisions, interests in the Fixed Account are not registered under the Securities Act of 1933 and the General Account is not registered as an investment company under the Investment Company Act of 1940. The Fixed Account is not subject to these Acts. The staff of the Commission does not review the prospectus disclosures relating to the Fixed Account. However, these disclosures are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

This prospectus is intended to serve as a disclosure document only for the Contract as it relates to the Separate Account. It only contains selected information regarding the Fixed Account. More information concerning the Fixed Account is available from our home office or from a sales representative.

General Description
Our obligations with respect to the Fixed Account are supported by the Company's General Account. The General Account is the assets of the Company other than those allocated to any of the Company's Separate Accounts. Subject to applicable law, the Company has sole discretion over the assets in the General Account.

The Company guarantees that purchase payments allocated to the Fixed Account earn interest at a guaranteed interest rate. In no event will the guaranteed interest rate be less than 3% compounded annually.

Each purchase payment allocated or amount transferred to the Fixed Account earns interest at the guaranteed rate in effect on the date it is received or transferred. This rate applies to each purchase payment or amount transferred through the end of the contract year.

Each contract anniversary, we declare a renewal interest rate that is guaranteed and applies to the Fixed Account value in existence at that time. This rate applies until the end of the contract year. Interest is earned daily and compounded annually at the end of each contract year. Once credited, the interest is guaranteed and becomes part of the accumulated value in the Fixed Account from which deductions for fees and charges may be made.

Fixed Account Value
Your  Contract's  Fixed  Account  value on any  valuation  date is the sum of:
o        purchase  payments  allocated to the Fixed Account;
o        plus any transfers to the Fixed Account from the Separate  Account;
o        plus interest credited to the Fixed Account;
o minus any surrenders, surrender charges, or transaction fees allocated to the Fixed Account;
o        minus any transfers (and transfer fees) to the Separate Account.

Fixed Account Transfers, Total and Partial Surrenders
Transfers and surrenders from your investment in the Fixed Account are subject to certain limitations. In addition, surrenders and transfers from the Fixed Account may be subject to a charge or fee (see Table of Fixed Account Surrender Charges and Transfer Fees).

You may transfer amounts from the Fixed Account to the Separate Account divisions before the annuity payment date and as provided below. Transfer occurs within one business day of our receiving your instructions. You may transfer amounts by making either a scheduled or unscheduled Fixed Account transfer. You may not make both a scheduled and unscheduled Fixed Account transfer in the same contract year.

Fixed Account Free Transaction Amount
Each  contract  year, a certain  portion of your Fixed  Account  value may be:
o        withdrawn free of the surrender charge, or
o        transferred to the Separate Account free of the transfer fee.
The surrender charge and transfer fee do no apply to Fixed Account surrenders or transfers (or a combination of surrenders and transfers) which do not exceed the greater of:
o your Fixed Account's earnings (Fixed Account value minus unsurrendered/non-transferred Fixed Account purchase payments still subject to a surrender charge or transfer fee)*, or
o 10% of your total Fixed Account value recalculated as of the later of the contract date or last contract anniversary, or
o any amount to satisfy the minimum distribution amount requirement of the Code.
In addition, 10% of Fixed Account purchase payments during the current Contract year may be surrendered without a surrender charge or transferred without a transfer fee.

Unscheduled Fixed Account Transfer    You may make an unscheduled transfer from
the Fixed Account each contract year as follows:
o Transfer occurs within one business day of our receiving your instructions.
o        You must specify the dollar amount or percentage to be transferred.
o Amounts in excess of the Fixed Account Free Transaction Amount may be subject to a transfer fee.
o You may transfer up to 100% of your Fixed Account value (without incurring the transfer fee) within 30 days after a contract anniversary if:
         o        your Fixed Account value is less than $1,000, or
         o the renewal interest rate for your Fixed Account value for the current contract year is more than one percentage point lower than the weighted average of your Fixed Account interest rates for the preceding contract year.
         o If you do not meet one of the preceding conditions, transfers from the Fixed Account may be subject to a surrender charge. See Table of Fixed Account Surrender Charges and Transfer Fees.

Scheduled Fixed Account Transfer (Dollar Cost Averaging) You may make scheduled transfers on a periodic basis from the Fixed Account as follows:
o Transfers occur on a date you specify (other than the 29th, 30th or 31st of any month).
o If the selected date is not a valuation date, the transfer is completed on the next valuation date.
o        The minimum transfer amount is $50.
o Transfers continue until your value in the Fixed Account is exhausted or we receive your notice to stop them.
o If you stop the transfers, you may not start them again without our prior approval.

GENERAL PROVISIONS

The Contract
The entire Contract is made up of: applications, amendments, riders and endorsements attached to the Contract; current data page; copies of any supplemental applications, amendments, endorsements and revised Contract pages or data pages which are mailed to you. Only our corporate officers can agree to change or waive any provisions of a Contract. Any change or waiver must be in writing and signed by an officer of the Company.

Delay of Payments
Surrenders are generally made within seven days after we receive your instruction for a surrender in a form acceptable to us. This period may be shorter where required by law. However, payment of any amount upon total or partial surrender, death or the transfer to or from a division of the Separate Account may be deferred during any period when the right to sell Fund shares is suspended as permitted under provisions of the Investment Company Act of 1940 (as amended).

The right to sell shares may be suspended during any period when:
o trading on the New York Stock Exchange is restricted as determined by the Commission or when the Exchange is closed for other than weekends and holidays, or
o an emergency exists, as determined by the Commission, as a result of which:
         o disposal by a Fund of securities owned by it is not reasonably practicable;
         o it is not reasonably practicable for a Fund to fairly determine the value of its net assets; or
         o the Commission permits suspension for the protection of security holders.

If payments are delayed and your surrender is not canceled by your written instruction, the amount to be surrendered will be determined the first valuation date following the expiration of the permitted delay. The surrender will be made within seven days thereafter.

In addition, payments on surrenders attributable to a purchase payment made by check may be delayed up to 15 days. This permits payment to be collected on the check. We may also defer payment of surrender proceeds payable out of the Fixed Account for a period of up to six months.

Misstatement of Age or Sex
If the age or, where applicable, gender of the annuitant has been misstated, we adjust the income payable under your Contract to reflect the amount that would have been payable at the correct age and gender. If we make any overpayment because of incorrect information about age or gender, or any error or miscalculation, we deduct the overpayment from the next payment or payments due. Underpayments are added to the next payment.

Assignment
You may assign your non-qualified Contract. We assume no responsibility for the validity of any assignment. An assignment or pledge of a Contract may have adverse tax consequences.

An assignment must be made in writing and filed with us at our home office. Your rights, as well as those of the annuitant and beneficiary, are subject to any assignment on file with us. Any amounts paid to an assignee are treated as a partial surrender and is paid in a single lump sum.

Change of Owner
You may change your ownership designation at any time (this does not apply to IRAs or IRA rollovers). Your request must be in writing and approved by us. After approval, the change is effective as of the date you signed the request for change. We reserve the right to require that you send us the Contract so that we can record the change.

Beneficiary
Before the annuity payment date, you have the right to name a beneficiary. This may be done as part of the application process or by sending us a written request. Unless you have named an irrevocable beneficiary, you may change your beneficiary designation by sending us a written request.

Contract Termination
We reserve the right to terminate the Contract and make a single sum payment (without imposing any charges) to you if your accumulated value at the end of the accumulation period is less than $5,000. Before the Contract is terminated, we will send you a notice to increase the accumulated value to $5,000 within 60 days.

RIGHTS RESERVED BY THE COMPANY
We reserve the right to make certain changes if, in our judgement, they best serve the interests of you and the annuitant or are appropriate in carrying out the purpose of the Contract. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approvals may not be required in all cases. Examples of the changes the Company may make include:
o        transfer  assets in any  division to another division or to the Fixed
         Account;
o        add, combine or eliminate  divisions in the Separate  Account;  or
o substitute the shares of an Account for the Account shares in any division:
         o if shares of an Account are no longer available for investment; or
         o if in our judgement, investment in an Account becomes inappropriate considering the purposes of the Separate Account.

DISTRIBUTION OF THE CONTRACT
The individuals who sell the Contract are authorized to sell life and other forms of personal insurance and variable annuities. Though it is sold primarily by insurance agents who are employees of the Company, the Contract may also be offered by insurance agents or brokers who are not our employees but who are appointed by us to sell variable annuities. Our employees who sell the Contract are also registered representatives of Princor Financial Services Corporation, Principal Financial Group, Des Moines, Iowa 50392-0200. Princor is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. When the Contract is sold by our employees, as the principal underwriter, Princor is paid 1.35% of purchase payments by the Company for the distribution of the Contract. Princor is also the principal underwriter for various registered investment companies organized by the Company. Princor is an indirectly wholly-owned subsidiary of the Comapny.

In addition to being sold by our employees, the Contract may be offered through other registerd representatives of Princor and registered repesentatives of other selected broker-dealers. Such broker-dealers are either registered under the Securities Exchanges Act of 1934 or are exempt from such registration. When the Contract is sold by other than our employees, as the principal underwriter, Princor is paid 1.50% of purchase payments by the Company for the distribution of the Contract.

PERFORMANCE CALCULATION
The Separate Account may publish advertisements containing information (including graphs, charts, tables and examples) about the performance of one or more of its divisions. The Contract was not offered prior to ___________, 1999. However, shares of Accounts in which the Bond, Capital Value, International, MidCap, MidCap Growth, Money Market, SmallCap and SmallCap Growth divisions of the Separate Account invest were offered prior to that date. The Separate Account may publish advertisements containing information about the hypothetical performance of one or more of its divisions for this Contract as if the Contract had been issued on or after the date the Account in which the division invests was first offered. The hypothetical performance from the date of the inception of the Account in which the division invests is calculated by reducing the actual performance of the underlying Account by the fees and charges of this Contract as if it had been in existence.

The American Century VP Income & Growth, Blue Chip, LargeCap Growth, MidCap Value, Stock Index 500, and Templeton VP Stock divisions of the Separate Account were not offered until __________, 1999. Performance data for these divisions are calculated utilizing standardized performance formulas and shows performance since the inception date of the division.

The yield and total return figures described below vary depending upon market conditions, composition of the underlying Account's portfolios and operating expenses. These factors and possible differences in the methods used in calculating yield and total return should be considered when comparing the Separate Account performance figures to performance figures published for other investment vehicles. The Separate Account may also quote rankings, yields or returns as published by independent statistical services or publishers and information regarding performance of certain market indices. Any performance data quoted for the Separate Account represents only historical performance and is not intended to indicate future performance. For further information on how the Separate Account calculates yield and total return figures, see the SAI.

From time to time the Separate Account advertises its Money Market division's "yield" and "effective yield" for these Contracts. Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the division refers to the income generated by an investment in the division over a 7-day period (which period is stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the division is assumed to be reinvested. The "effective yield" is slightly higher than the "yield" because of the compounding effect of the assumed reinvestment.

In addition, the Separate Account advertises the "yield" for other divisions for the Contract. The "yield" of a division is determined by annualizing the net investment income per unit for a specific, historical 30-day period and dividing the result by the ending maximum offering price of the unit for the same period.

The Separate Account also advertises the average annual total return of its various divisions. The average annual total return for any of the divisions is computed by calculating the average annual compounded rate of return over the stated period that would equate an initial $1,000 investment to the ending redeemable Contract value.

VOTING RIGHTS
The Company votes Account shares of the Principal Variable Contracts Fund, Inc. held in the Separate Account at meetings of shareholders of those Accounts. It follows your voting instructions if you have an investment in the corresponding division of the Separate Account.

The number of Account shares in which you have a voting interest is determined by the Company as of a date not more than 90 days before the meeting of the shareholders of the Account. Your voting instructions are solicited by written communication at least ten days prior to the meeting. The number of Account shares held in Separate Account B attributable to your interest in each division is determined by dividing the value of your interest in that division by the net asset value of one share of the underlying Account. Account shares for which owners are entitled to give voting instructions, but for which none are received, and shares of the Account owned by the Company are voted in the same proportion as the total shares for which voting instructions have been received.

Proxy materials are provided to you along with an appropriate form that may be used to give voting instructions to the Company.

If the Company determines pursuant to applicable law that Account shares held in Separate Account B need not be voted pursuant to instructions received from Owners, then the Company may vote Account shares held in Separate Account B in its own right.

FEDERAL TAX MATTERS
The following description is a general summary of the tax rules, primarily related to federal income taxes, which in our opinion are currently in effect. These rules are based on laws, regulations and interpretations which are subject to change at any time. This summary is not comprehensive and is not intended as tax advice. Federal estate and gift tax considerations, as well as state and local taxes, may also be material. You should consult a qualified tax adviser about the tax implications of taking action under a Contract or related retirement plan.

Non-Qualified Contracts
Section 72 of the Code governs the taxation of annuities in general.
o Purchase payments made under non-qualified Contracts are not excludible or deductible from your gross income or any other person's gross income.
o An increase in the accumulated value of a non-qualified Contract resulting from the investment performance of the Separate Account or interest credit to the Fixed Account is generally not taxable until paid out as surrender proceeds, death benefit proceeds, or otherwise.
o Generally, owners who are not natural persons are immediately taxed on any increase in the accumulated value.
The following discussion applies generally to Contracts owned by natural persons.
o Surrenders or partial surrenders are taxed as ordinary income to the extent of the accumulated income or gain under the Contract.
o The value of the Contract pledged or assigned is taxed as ordinary income to the same extent as a partial withdrawal.
o        Benefit option payments:
         o The investment in the Contract is generally the total of the purchase payments made.
         o The portion of the benefit option payment that represents the amount by which the accumulated value exceeds the investment in the Contract is taxed as ordinary income. The remainder of each benefit option payment is not taxed.
         o After the investment in the Contract is paid out, the full amount of any benefit option payment is taxable.

For purposes of determining the amount of taxable income resulting from distributions, all Contracts and other annuity contracts issued by us or our affiliates to the same owner within the same calendar year are treated as if they are a single contract.

A transfer of ownership of a Contract, or designation of an annuitant or other payee who is not also the owner, may result in a certain income or gift tax consequences to the owner. If you are contemplating any transfer or assignment of a Contract, you should contact a competent tax advisor with respect to the potential tax effects of such transactions.

Required Distributions for Non-Qualified Contracts
In order for a non-qualified Contract to be treated as an annuity contract for federal income tax purposes, the Code requires:
o If the person receiving payments dies on or after the annuity payment date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of the interest is distributed at least as rapidly as under the method of distribution being used as of the date of that person's death.
o If you die prior to the annuity payment date, the entire interest in the Contract will be distributed:
         o        within five years after the date of your death, or
         o as annuity payments which begin within one year of your death and which are made over the life of your designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary.
o If you take a distribution from the Contract before you are 59 1/2, you may incur an income tax penalty.

If your designated beneficiary is your surviving spouse, the Contract may be continued with your spouse deemed to be the new owner for purposes of the Code. Where the owner or other person receiving payments is not a natural person, the required distributions provided for in the Code apply upon the death of the primary annuitant.

Generally, unless the beneficiary elects otherwise, the above requirements are satisfied prior to the annuity payment date by paying the death benefit in a single sum, subject to proof of your death. The beneficiary may elect by written request to receive a benefit option instead of a lump sum payment. However, if the election is not made within 60 days of the date the single sum death benefit otherwise becomes payable, the IRS may disregard the election for tax purposes and tax the beneficiary as if a single sum payment had been made.

IRA and SEP
The Contract may be used to fund IRAs and SEPs. The tax rules applicable to owners, annuitants and other payees vary according to the type of plan and the terms and conditions of the plan itself. In general, purchase payments made under a retirement program recognized under the Code are excluded from the participant's gross income for tax purposes prior to the annuity payment date. The portion, if any, of any purchase payment made that is not excluded from their gross income is their investment in the Contract. Aggregate deferrals under all plans at the employee's option may be subject to limitations.

The tax implications of these plans are further discussed in the SAI under the heading Taxation Under Certain Retirement Plans. Check with your tax advisor for the rules which apply to your specific situation.

With respect to IRAs or IRA rollovers, there is a 10% penalty under the Code on the taxable portion of a "premature distribution." Generally, an amount is a "premature distribution" unless the distribution is:
o        made on or after you reach age 59 1/2,
o        made to a beneficiary on or after your death,
o        made upon your disability,
o part of a series of substantially equal periodic payments for the life or life expectancy of you or you and the beneficiary,
o        made to pay medical expenses,
o        for certain unemployment expenses,
o        for first home purchases (up to $10,000), or
o        for higher education expenses.

Rollover IRAs. If you receive a lump-sum distribution from a pension or profit sharing plan, to maintain the tax deferred status of the money it may be rolled into a "Rollover Individual Retirement Account." You have 60 days from receipt of the money to complete this transaction. If you choose not to reinvest or go beyond the 60 day limit and are under age 59 1/2, you will incur a 10% IRS penalty as well as income tax expenses.

Withholding
Benefit option payments and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

Notwithstanding  the  recipient's  election,  withholding  may  be  required  on payments delivered outside the United States. Moreover, special "backup withholding" rules may require us to disregard the recipient's election if the recipient fails to supply us with a "TIN" or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies us that the TIN provided by the recipient is incorrect.

Mutual Fund Diversification
The United States Treasury Department has adopted regulations under Section 817(h) of the Code which establishes standards of diversification for the investments underlying the Contracts. Under this Code Section, Separate Account investments must be adequately diversified in order for the increase in the value of non-qualified Contracts to receive tax-deferred treatment. In order to be adequately diversified, the portfolio of each underlying Account must, as of the end of each calendar quarter or within 30 days thereafter, have no more than 55% of its assets invested in any one investment, 70% in any two investments, 80% in any three investments and 90% in any four investments. Failure of an Account to meet the diversification requirements could result in tax liability to non-qualified Contract holders.

The investment opportunities of the Accounts could conceivably be limited by adhering to the above diversification requirements. This would affect all owners, including owners of Contracts for whom diversification is not a requirement for tax-deferred treatment.

STATE REGULATION
The Company is subject to the laws of the State of Iowa governing insurance companies and to regulation by the Insurance Department of the State of Iowa. An annual statement in a prescribed form must be filed by March 1 in each year covering our operations for the preceding year and our financial condition on December 31 of the prior year. Our books and assets are subject to examination by the Commissioner of Insurance of the State of Iowa or her representatives at all times. A full examination of our operations is conducted periodically by the National Association of Insurance Commissioners. Iowa law and regulations also prescribe permissible investments, but this does not involve supervision of the investment management or policy of the Company.

In addition, we are subject to the insurance laws and regulations of other states and jurisdictions where we are licensed to operate. Generally, the insurance departments of these states and jurisdictions apply the laws of the state of domicile in determining the field of permissible investments.

LEGAL OPINIONS
Legal matters applicable to the issue and sale of the Contracts, including our right to issue Contracts under Iowa Insurance Law, have been passed upon by Gregg R. Narber, Senior Vice President and General Counsel.

LEGAL PROCEEDINGS
There are no legal proceedings pending to which Separate Account B is a party or which would materially affect Separate Account B.

REGISTRATION STATEMENT
This Prospectus omits some information contained in the SAI (Part B of the Registration Statement) and Part C of the Registration Statement which the Company has filed with the Commission. The SAI is a part of this Prospectus. You may request a free copy of the SAI by writing or telephoning Princor. You may obtain a copy of Part C of the Registration Statement from the Commission, Washington, D.C. by paying the prescribed fees.

OTHER VARIABLE ANNUITY CONTRACTS
The Company currently offers other variable annuity contracts that participate in Separate Account B. In the future, we may designate additional group or individual variable annuity contracts as participating in Separate Account B.

INDEPENDENT AUDITORS
The financial statements of Principal Life Insurance Company Separate Account B and the consolidated financial statements of the Principal Financial Group(R)
(comprised of Principal Life Insurance Company and its subsidiaries) are included in the SAI. Those statements have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their reports which also appear in the SAI.

FINANCIAL STATEMENTS
The consolidated financial statements of The Principal Financial Group(R) (comprised of the Company and its subsidiaries) which are included in the SAI should be considered only as it relates to our ability to meet our obligations under the Contract. They do not relate to investment performance of the assets held in the Separate Account.

CUSTOMER INQUIRIES
Your questions should be directed to: Principal Freedom(sm)Variable Annuity, Principal Financial Group, P.O. Box ________, Des Moines, Iowa _____ -_______, 1-800- ________________.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Independent Auditors   ........................................

Calculation of Yield and Total Return   .......................

Taxation Under Certain Retirement Plans........................

Principal Life Insurance Company Separate Account B

     Report of Independent Auditors ...........................

     Financial Statements......................................

Principal Financial Group(R)

     Report of Independent Auditors ...........................

     Financial Statements......................................

To obtain a free copy of the SAI write or telephone:

                      Principal Freedom(sm)Variable Annuity
                          The Principal Financial Group
                                 P.O. Box _____
                           Des Moines, Iowa 50306-____
                            Telephone: 1-800-________

                       STATEMENT OF ADDITIONAL INFORMATION




                 PRINCIPAL FREEDOM(sm)VARIABLE ANNUITY CONTRACT





                           dated ____________________










The Statement of Additional Information provides information about the Principal Freedom Variable Annuity sponsored by Principal Life Insurance Company.

This Statement of Additional Information is not a prospectus but does provide information that supplements the Contract's Prospectus dated ___________, 1999. It should be read with that Prospectus which is available without charge. To request a copy of the Prospectus, please contact us at:

                           Principal Freedom(sm) Variable Annuity
                           Principal Financial Group
                           P.O. Box ____________
                           Des Moines, Iowa ________
                           Telephone: ______________




                               TABLE OF CONTENTS


General Information and History

Independent Auditors ........................................................

Calculation of Yield and Total Return........................................

Taxation Under Certain Retirement Plans......................................

Principal Life Insurance Company Separate Account B

        Report of Independent Auditors.......................................

        Financial Statements.................................................

Principal Financial Group(R)

        Report of Independent Auditors.......................................

        Financial Statements.................................................




GENERAL INFORMATION AND HISTORY

Principal Life Insurance Company is the issuer of the Contract. In 1879, it was incorporated under the laws of the State of Iowa as a mutual life insurance company named Bankers Life Association. It changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual holding company structure was effective July 1, 1998.

INDEPENDENT AUDITORS

Ernst & Young LLP, 801 Grand, Des Moines, Iowa, serves as independent auditors for Principal Life Insurance Company Separate Account B and the Principal Financial Group. The firm performs audit and accounting services for Separate Account B and the Principal Financial Group.

CALCULATION OF YIELD AND TOTAL RETURN

The  Separate  Account  may  publish   advertisements   containing   information
(including graphs, charts, tables and examples) about the performance of one or more of its divisions.

The Contract was not offered prior to ________________, 1999. Each division of the Separate Account which are available for investment through the Contract invests in an Account of the Principal Variable Contracts Fund, Inc., the American Century Variable Portfolios, Inc. - VP Income & Growth or the Templeton Variable Products Series Fund - Templeton Stock Fund Class 2.

Certain of the Accounts of the Principal Variable Contracts Fund, Inc. correspond to open-end investment companies ("mutual funds") which, effective January 1, 1998, were reorganized into the Accounts of the Principal Variable Contracts Fund, Inc. as follows:

     Account Name                      Old Mutual Fund Name
     ------------                      --------------------
Bond Account                           Principal Bond Fund, Inc.
Capital Value Account                  Principal Capital Accumulation Fund, Inc.
MidCap Account                         Principal Emerging Growth Fund, Inc.
Money Market Account                   Principal Money Market Fund, Inc.
International Account                  Principal World Fund, Inc.

These Accounts (under their former names), the MidCap Growth Account, SmallCap Growth Account as well as the American Century Variable Portfolios, Inc. - VP Income & Growth, and the Templeton Variable Products Series Fund - Templeton Stock Fund Class 2 were offered prior to the date the Contract was available.

The Separate Account may publish advertisements containing information about the hypothetical performance of one or more of its divisions for this Contract as if the contract had been issued on or after the date the Account in which such division invests was first offered. The hypothetical performance from the date of the inception of the Account is derived by reducing the actual performance of the underlying Account by the fees and charges of the Contract as if it had been in existence. The yield and total return figures described below vary depending upon market conditions, the composition of the underlying Account's portfolios and operating expenses. These factors and possible differences in the methods used in calculating yield and total return should be considered when comparing the Separate Account performance figures to performance figures published for other investment vehicles. The Separate Account may also quote rankings, yields or returns published by independent statistical services or publishers and information regarding performance of certain market indices. Any performance data quoted for the Separate Account represents historical performance and is not intended to indicate future performance.

From time to time the Account advertises its Money Market division's "yield" and "effective yield" for the Contract. Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the division refers to the income generated by an investment under the contract in the division over a seven-day period (the period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the division is assumed to be reinvested. The "effective yield" is slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither yield quotation reflects a sales load deducted from purchase payments which, if included, would reduce the "yield" and "effective yield."

In addition, the Separate Account advertises the "yield" for certain other divisions for the Contract. The "yield" of a division is determined by annualizing the net investment income per unit for a specific, historical 30-day period and dividing the result by the ending maximum offering price of the unit for the same period. This yield quotation does not reflect a contingent deferred sales charge which, if included, would reduce the "yield." No contingent deferred sales charge is assessed on investments in the divisions of the Separate Account of the Contract.

The Separate Account also advertises the average annual total return of its various divisions. The average annual total return for any of the divisions is computed by calculating the average annual compounded rate of return over the stated period that would equate an initial $1,000 investment to the ending redeemable contract value.

Following are the hypothetical average annual total returns for the period ending December 31, 1998 assuming the contract had been offered as of the effective dates of the underlying Accounts in which the Divisions invest:

           Division                              One Year    Five Year  Ten Year
------------------------------                   --------    ---------  --------
American Century Variable Portfolios, Inc. -
  VP Income & Growth
Principal Variable Contracts Fund, Inc.
  Bond
  Capital Value
  International
  MidCap
  MidCap Growth
  Money Market
  SmallCap
  SmallCap Growth
Templeton Variable Products Series Fund
 Templeton Stock Fund Class 2.

(1) Period from June 1, 1994 through  December 31, 1998.
(2) Period from May 2, 1994 through December 31, 1998.




TAXATION UNDER CERTAIN RETIREMENT PLANS

INDIVIDUAL RETIREMENT ANNUITIES

Purchase Payments. Individuals may make contributions for individual retirement annuity ("IRA") Contracts. Deductible contributions for any year may be made up to the lesser of $2,000 or 100% of compensation for individuals who (1) are not active participants in another retirement plan, (2) are unmarried and have adjusted gross income of $40,000 or less, or (3) are married and have adjusted gross income of $60,000 or less. Such individuals may establish an IRA for a spouse who makes no contribution to an IRA for the tax year. The annual purchase payments for both spouses' Contracts cannot exceed the lesser of $4,000 or 100% of the working spouse's earned income, and no more than $2,000 may be contributed to either spouse's IRA for any year. Individuals who are active participants in other retirement plans and whose adjusted gross income (with certain special adjustments) exceeds the cut-off point ($40,000 for unmarried, $60,000 for married persons filing jointly, and $0 for married persons filing a separate return) by less than $10,000 are entitled to make deductible IRA contributions in proportionately reduced amounts. For example, a married individual who is an active participant in another retirement plan and files a separate tax return is entitled to a partial IRA deduction if the individual's adjusted gross income is less than $10,000, and no IRA deduction if his or her adjusted gross income is equal to or greater than $10,000. Individuals whose spouse is an active participant in other retirement plans and whose combined adjusted gross income exceeds the cutoff point of $150,000 by less than $10,000 are entitled to make deductible IRA contributions in proportionately reduced amounts.

An individual may make non-deductible IRA contributions to the extent of the excess of (1) the lesser of $2,000 ($4,000 in the case of a spousal IRA) or 100% of compensation over (2) the IRA deductible contributions made with respect to the individual.

An individual may not make any contribution to his/her own IRA for the year in which he/she reaches age 70 1/2 or for any year thereafter.

Taxation of Distributions. Distributions from IRA Contracts are taxed as ordinary income to the recipient, although special rules exist for the tax-free return of non-deductible contributions. In addition, taxable distributions received under an IRA Contract prior to age 59 1/2 are subject to a 10% penalty tax in addition to regular income tax. Certain distributions are exempted from this penalty tax, including distributions following the owner's death or disability if the distribution is paid as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of Owner and the Owner's designated Beneficiary; distributions to pay medical expenses; distributions for certain unemployment expenses; distributions for first home purchases (up to $10,000) and distributions for higher education expenses.

Required Distributions. Generally, distributions from IRA Contracts must commence not later than April 1 of the calendar year following the calendar year in which the employee attains age 70 1/2, and such distributions must be made over a period that does not exceed the life expectancy of the employee (or the employee and Beneficiary). A penalty tax of 50% would be imposed on any amount by which the minimum required distribution in any year exceeded the amount actually distributed in that year. In addition, in the event that the employee dies before his or her entire interest in the Contract has been distributed, the employee's entire interest must be distributed in accordance with rules similar to those applicable upon the death of the Contract Owner in the case of a non-qualified contract, as described in the Prospectus.

Tax-Free Rollovers. The Code permits the taxable portion of funds to be transferred in a tax-free rollover from a qualified employer pension, profit-sharing, annuity, bond purchase or tax-deferred annuity plan to an IRA Contract if certain conditions are met, and if the rollover of assets is completed within 60 days after the distribution from the qualified plan is received. A direct rollover of funds may avoid a 20% federal tax withholding generally applicable to qualified plans or tax-deferred annuity plan distributions. In addition, not more frequently than once every twelve months, amounts may be rolled over tax-free from one IRA to another, subject to the 60-day limitation and other requirements. The once-per-year limitation on rollovers does not apply to direct transfers of funds between IRA custodians or trustees.

SIMPLIFIED EMPLOYEE PENSION PLANS AND SALARY REDUCTION SIMPLIFIED EMPLOYEE PENSION PLANS

Purchase Payments. Under Section 408(k) of the Code, employers may establish a type of IRA plan referred to as a simplified employee pension plan (SEP). Employer contributions to a SEP cannot exceed the lesser of $24,000 or 15% or the employee's earned income. Employees of certain small employers may have contributions made to the salary reduction simplified employee pension plan ("SAR/SEP") on their behalf on a salary reduction basis. These salary reduction contributions may not exceed $______ in 1999, which is indexed for inflation. Employees of tax-exempt organizations and state and local government agencies are not eligible for SAR/SEPs. SAR/SEPs may not be established after December 31, 1996.

Taxation of Distributions. Generally, distribution payments from SEPs and SAR/SEPs are subject to the same distribution rules described above for IRAs.

Required Distributions. SEPs and SAR/SEPs are subject to the same minimum required distribution rules described above for IRAs.

Tax-Free Rollovers. Generally, rollovers and direct transfers may be made to and from SEPs and SAR/SEPs in the same manner as described above for IRAs, subject to the same conditions and limitations.

SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE IRA)

Purchase Payments. Under Section 408(p) of the Code, employers may establish a type of IRA plan known as a Simple IRA. Employees may have contributions made to the SIMPLE IRA on a salary reduction basis. These salary reduction contributions may not exceed $_____ in 1999, which is indexed for inflation. Total salary reduction contributions are limited to $10,000 per year for any employee who makes salary reduction contributions to more than one plan. Employers are required to contribute to the SIMPLE IRA, which contributions may not exceed the lesser of: (1) The amount of salary deferred by the employee, (2) 3% of the employee's compensation, or (3) $6,000, if the employer contributes on a matching basis; or the lesser of: (1) 2% of the employee's compensation, or (2) $3,200, if the employer makes non-elective contributions. An employer may not make contributions to both a SIMPLE IRA and another retirement plan for the same calendar year.

Taxation of Distributions. Generally, distribution payments from SIMPLE IRAs are subject to the same distribution rules described above for IRAs, except that distributions made within two years of the date of an employee's first participation in a SIMPLE IRA of an employer are subject to a 25% penalty tax instead of the 10% penalty tax discussed previously.

Required Distributions. SIMPLE IRAs are subject to the same minimum required distribution rules described above for IRAs.

Tax-Free Rollovers. Direct transfers may be made among SIMPLE IRAs in the same manner as described above for IRAs, subject to the same conditions and limitations. Rollovers from SIMPLE IRAs are permitted after two years have elapsed from the date of an employee's first participation in a SIMPLE IRA of the employer. Rollovers to SIMPLE IRAs from other plans are not permitted.




                                     PART C
                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

         (a)    Financial Statements included in the Registration Statement

                (1)   Part A:
                        None

                (2)   Part B:
                        None

         (b)    Exhibits
                (1)    Board Resolution of Registrant
                (3)    Distribution Agreement
                (4a)   Form of Variable Annuity Contract
                (4b)   Form of Variable Annuity Contract
                (5)    Form of Variable Annuity Application
                (6a)   Articles of Incorporation of the Depositor
                (6b)   Bylaws of Depositor
                (9)    Opinion of Counsel
                (10b)  Powers of Attorney*
                (13a)  Total Return Calculation*
                (13b)  Annualized Yield for Separate Account B*

         * To be filed by amendment

Item 25.  Officers and Directors of the Depositor

          Principal   Life  Insurance  Company  is  managed by a Board of
          Directors which is elected by its policyowners. The directors and executive officers of the Company, their positions with the Company, including Board Committee memberships, and their principal business address, are as follows:

            DIRECTORS:                       Principal
            Name, Positions and Offices      Business Address

            MARY VERMEER ANDRINGA            Vermeer Manufacturing Company
            Director                         Box 200
            Member, Nominating Committee     Pella, IA  50219-0200

            RUTH M. DAVIS                    The Pymatuning Group, Inc.
            Director                         Suite 570, 4900 Seminary Road
            Member, Nominating Committee     Alexandria, VA  22311

            DAVID J. DRURY                   The Principal Financial Group
            Director                         Des Moines, IA  50392
            Chairman of the Board
            Chief Executive Officer
            Chair, Executive Committee

            C. DANIEL GELATT, JR.            NMT Corporation
            Director                         2004 Kramer Street
            Member, Executive Committee      La Crosse, WI  54603
              Chair, Human Resources
              Committee

            J. BARRY GRISWELL                The Principal Financial Group
            Director and                     Des Moines, IA  50392
            President

            G. DAVID HURD                    The Principal Financial Group
            Director                         Des Moines, IA  50392
            Member, Executive and
              Nominating Committees

            CHARLES S. JOHNSON               Pioneer Hi-Bred International, Inc.
            Director                         400 Locust, Ste. 700 Capital Square
            Member, Audit Committee          Des Moines, IA 50309

            WILLIAM T. KERR                  Meredith Corporation
            Director                         1716 Locust St.
            Member, Executive Committee      Des Moines, IA  50309-3023
              and Chair, Nominating
              Committee

            LEE LIU                          IES Industries Inc.
            Director                         Post Office Box 351
            Member, Executive and            Cedar Rapids, IA  52406
              Human Resources Committees

            VICTOR. H. LOEWENSTEIN           Egon Zehnder International
            Director                         350 Park Avenue - 8th Floor
            Member, Audit                    New York, NY  10022
              Committee

            RONALD D. PEARSON                Hy-Vee, Inc.
            Director                         5820 Westown Parkway
            Member, Human Resources          West Des Moines, IA  50266
              Committee

            JOHN R. PRICE                    The Chase Manhattan Corporation
            Director                         270 Park Avenue - 44th Floor
            Member, Nominating Committee     New York, NY  10017

            DONALD M. STEWART                The College Board
            Director                         45 Columbus Avenue
            Member, Human Resources          New York, NY  10023-6992
              Committee

            ELIZABETH E. TALLETT             Dioscor, Inc.
            Director                         48 Federal Twist Road
            Chair, Audit Committee           Stockton, NJ  08559

            DEAN D. THORNTON                 1602- 34 Court West
            Director                         Seattle, WA  98199
            Member, Audit Committee

            FRED W. WEITZ                    Essex Meadows, Inc.
            Director                         800 Second Avenue, Suite 150
            Member, Human Resources          Des Moines, IA  50309
              Committee

            Executive Officers (Other than Directors):

            JOHN E. ASCHENBRENNER            Senior Vice President

            PAUL S. BOGNANNO                 Senior Vice President

            DENNIS P. FRANCIS                Senior Vice President

            THOMAS J. GAARD                  Senior Vice President

            MICHAEL H.GERSIE                 Senior Vice President

            THOMAS J. GRAF                   Senior Vice President

            RONALD E. KELLER                 Executive Vice President

            GREGG R. NARBER                  Senior Vice President and
                                             General Counsel

            MARY A. O'KEEFE                  Senior Vice President

            RICHARD L. PREY                  Senior Vice President

            CARL C. WILLIAMS                 Senior Vice President and Chief
                                             Information Officer

Item 26.  Persons Controlled by or Under Common Control with Depositor

              Principal Life Insurance Company (an Iowa corporation) a life group, pension and individual insurance company.

              Sponsored the organization of the following mutual funds, some of which it controls by virtue of owning voting securities:

               Principal  Balanced Fund, Inc.(a Maryland  Corporation)  0.71% of
               shares  outstanding  owned by  Principal   Life  Insurance
               Company (including subsidiaries and affiliates) on September 9, 1998.

               Principal Blue Chip Fund, Inc.(a Maryland  Corporation)  0.95% of
               shares  outstanding  owned by  Principal   Life  Insurance
               Company (including subsidiaries and affiliates) on September 9, 1998.

               Principal Bond Fund, Inc.(a Maryland Corporation) 1.20% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on September 9, 1998.

               Principal  Capital  Value Fund,  Inc.  (a  Maryland  Corporation)
               24.21% of  outstanding  shares  owned by  Principal   Life
               Insurance Company (including subsidiaries and affiliates) on September 9, 1998.

               Principal Cash  Management  Fund,  Inc. (a Maryland  Corporation)
               7.53% of  outstanding  shares  owned  by  Principal   Life
               Insurance Company (including subsidiaries and affiliates) on September 9, 1998.

               Principal Government Securities Income Fund, Inc. (a Maryland Corporation) 0.39% of shares outstanding owned by Principal
               Life  Insurance  Company   (including   subsidiaries  and
               affiliates) on September 9, 1998.

               Principal  Growth Fund,  Inc. (a Maryland  Corporation)  0.44% of
               outstanding  shares  owned by  Principal   Life  Insurance
               Company (including subsidiaries and affiliates) on September 9, 1998.

               Principal High Yield Fund, Inc. (a Maryland Corporation) 10.43% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on September 9, 1998.

               Principal International Emerging Markets Fund, Inc. (a Maryland Corporation) 52.14% of shares outstanding owned by Principal
                Life  Insurance  Company   (including   subsidiaries  and
               affiliates) on September 9, 1998.

               Principal  International  Fund,  Inc.  (a  Maryland  Corporation)
               22.63% of  shares  outstanding  owned by  Principal   Life
               Insurance Company (including subsidiaries and affiliates) on September 9, 1998.

               Principal   International   SmallCap   Fund,   Inc.  (a  Maryland
               Corporation)  47.36% of  shares  outstanding  owned by  Principal
               Life  Insurance  Company   (including   subsidiaries  and
               affiliates) on September 9, 1998.

               Principal Limited Term Bond Fund, Inc. (a Maryland Corporation) 38.80% of shares outstanding owned by Principal Life
               Insurance  Company(including   subsidiaries  and  affiliates)  on
               September 9, 1998.

               Principal MidCap Fund, Inc. (a Maryland Corporation) 0.60% of shares outstanding owned by Principal Life Insurance
               Company (including subsidiaries and affiliates) on September 9, 1998

               Principal Real Estate Fund, Inc. (a Maryland Corporation) 77.76% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on September 9, 1998

               Principal SmallCap Fund, Inc.(a Maryland  Corporation)  33.36% of
               shares  outstanding  owned by  Principal   Life  Insurance
               Company (including subsidiaries and affiliates) on September 9, 1998

               Principal Special Markets Fund, Inc. (a Maryland Corporation) 83.04% of shares outstanding of the International Emerging Markets Portfolio, 42.97% of the shares outstanding of the International Securities Portfolio, 98.66% of shares outstanding of the International SmallCap Portfolio and 100% of the shares outstanding of the Mortgage-Backed Securities Portfolio were owned by Principal Life Insurance Company (including subsidiaries and affiliates) on September 9, 1998

               Principal Tax-Exempt Bond Fund, Inc. (a Maryland Corporation) 0.54% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on September 9, 1998.

               Principal Tax-Exempt Cash Management Fund, Inc. (a Maryland Corporation) 3.80% of shares outstanding owned by Principal
               Life  Insurance  Company   (including   subsidiaries  and
               affiliates) on September 9, 1998.

               Principal Utilities Fund, Inc. (a Maryland Corporation) 1.58% of shares outstanding owned by Principal Life Insurance
               Company (including subsidiaries and affiliates) on September 9, 1998.

               Principal Variable Contracts Fund, Inc. (a Maryland Corporation) 100% of shares outstanding of the following Accounts owned by Principal Life Insurance Company and its Separate Accounts
               on September 9, 1998: Aggressive Growth, Asset Allocation, Balanced, Bond, Capital Value, Government Securities, Growth, High Yield, International, International SmallCap, MicroCap, MidCap, MidCap Growth, Money Market, Real Estate, SmallCap, SmallCap Growth, SmallCap Value and Utilities .

          Subsidiaries organized and wholly-owned by Principal Life Insurance Company:

               a. Principal Holding Company (an Iowa Corporation) A holding company wholly-owned by Principal Life Insurance Company.

               b. PT Asuransi Jiwa Principal Egalita Indonesia (an Indonesia Corporation)

          Subsidiaries wholly-owned by Principal Holding Company:

               a. Petula Associates, Ltd. (an Iowa Corporation) a real estate development company.

               b. Patrician Associates, Inc. (a California Corporation) a real estate development company.

               c.   Principal   Development   Associates,   Inc.  (a  California
                    Corporation) a real estate development company.

               d. Princor Financial Services Corporation (an Iowa Corporation) a registered broker-dealer.

               e. Invista Capital Management, Inc. (an Iowa Corporation) a registered investment adviser.

               f. Principal Marketing Services, Inc. (a Delaware Corporation) a corporation formed to serve as an interface between marketers and manufacturers of financial services products.

               g. The Principal Financial Group, Inc. (a Delaware corporation) a general business corporation established in connection with the new corporate identity. It is not currently active.

               h. Delaware Charter Guarantee & Trust Company (a Delaware Corporation) a nondepository trust company.

               i. The Admar Group, Inc. (a Florida Corporation) a national managed care service organization that developes and manages preferred provider organizations.

               j.   Principal   Health  Care,  Inc.  (an  Iowa   Corporation)  a
                    developer and administrator of managed care systems.

               k. Principal Financial Advisors, Inc. (an Iowa Corporation) a registered investment advisor.

               l. Principal Asset Markets, Inc. (an Iowa Corporation) a residential mortgage loan broker.

               m. Principal Portfolio Services, Inc. (an Iowa Corporation) a mortgage due diligence company.

               n.   Principal  International,   Inc.  (an  Iowa  Corporation)  a
                    company formed for the purpose of international business development.

               o.   Principal   Spectrum   Associates,    Inc.   (a   California
                    Corporation) a real estate development company.

               p. Principal Commercial Advisors, Inc. (an Iowa Corporation) a company that purchases, manages and sells commercial real estate assets.

               q. Principal FC, Ltd. (an Iowa Corporation) a limited purpose investment corporation.

               r. Principal Residential Mortgage, Inc. (an Iowa Corporation) a residential mortgage loan broker.

               s.   Equity FC, Ltd. (an Iowa Corporation)  engaged in investment
                    transactions   including  limited  partnership  and  limited
                    liability companies.

               t. Principal Bank (a Federal Corporation) a Federally chartered direct delivery savings bank.

               u. HealthRisk Resource Group, Inc. (an Iowa Corporation) a management services organization.

               v.   Principal Commercial Funding, LLC (a Delaware
                    Corporation) a correspondent lender and sevice provider for loans.

               w. Dental-Net, Inc. (an Arizona Corporation) holding company of Employers Dental Services; a managed dental care services organization. HMO and dental group practice.

          Subsidiaries  organized and wholly-owned by Princor Financial Services
          Corporation:

               a. Principal Management Corporation (an Iowa Corporation) a registered investment advisor.

               b.   Principal Investors Corporation (a New Jersey Corporation) a
                    registered   broker-dealer  with  the  Securities   Exchange
                    Commission. It is not currently active.

          Subsidiary wholly owned by Delaware Charter Guarantee & Trust Company:

               a.   Trust  Consultants,   Inc.  (a  California   Corporation)  a
                    Consulting and Administration of Employee Benefit Plans.

          Subsidiaries owned by The Admar Group, Inc.:

               a. Admar Corporation (a California Corporation) a managed care services organization.

               b. Admar Insurance Marketing, Inc. (a California Corporation) a managed care services organization.

               c. Benefit Plan Administrators, Inc. (a Colorado Corporation) a managed care services organization.

               d. SelectCare Management Co., Inc. (a California Corporation) a managed care services organization.

               e. Image Financial & Insurance Services, Inc. (a California Corporation) a managed care services organization.

               f. WM. G. Hofgard & Co., Inc. (a California Corporation) a managed care services organization.

          Subsidiary owned by Petula Associates, Ltd.

               a. Magnus Properties, Inc. (an Iowa Corporation) which owns real estate.

          Subsidiary owned by Principal Residential Mortgage, Inc.:

               a. Reliastar Mortgage Corporation (an Iowa corporation) a brokerage and servicer of residential mortgage loans

               b.   Principal JMC, Inc. (an Iowa Corporation)   a brokerage
                    company that originates and sells loans; enters into the business of organization and sale of real estate mortgages.

          Subsidiaries owned by Delta-Net, Inc.

               a. Employers Dental Services, Inc. (an Arizona corporation) a prepaid dental plan organization.

          Subsidiaries owned by Principal International, Inc.:

               a. Principal Insurance Company (Hong Kong) Limited (a Hong Kong Corporation) group life and group pension products.

               b.   Principal  International   Argentina,   S.A.  (an  Argentina
                    services corporation).

               c.   Principal   International   Asia   Limited   (a  Hong   Kong
                    Corporation)   a   corporation   operating   as  a  regional
                    headquarters for Asia.

               d.   Principal    International   de   Chile,   S.A.   (a   Chile
                    Corporation) a holding company.

               e. Principal International Espana, S.A. de Seguros de Vida (a Spain Corporation) a life insurance company (individual group), annuities and pension.

               f.   Principal Mexico Compania de Seguros, S.A. de C.V. (a Mexico
                    Corporation)  a  life  insurance  company   (individual  and
                    group), personal accidents.

               g. Afore Confia-Principal, S.a. de C.V. (a Mexico Corporation), pension.

               h.   Zao Principal International (a Russia Corporation) inactive.

               i. Principal Trust Company (Asia) Limited (an Asia trust company).

               j. Principal Asset Management Company (Asia) Ltd. (Hong Kong) a corporation which manages pension funds.

               k. Afore Atlantico Promex, S.A. DE C.V. (a Mexico corporation) a Mexico Pension Co.

          Subsidiaries  owned by Principal International Argentina, S.A.:

               a. Ethika Administradora de Fondos de Jubilaciones y Pensions S.A. (an Argentina company) a pension company.

               b. Principal Compania de Seguros de Retiro, S.A. (an Argentina Corporation) an individual annuity/employee benefit company.

               c. Principal Life Compania de Seguros, S.A. (an Argentina Corporation) a life insurance company.

          Subsidiary owned by Principal International de Chile, S.A.:

               a.   BanRenta   Compania  de  Seguros  de  Vida,  S.A.  (a  Chile
                    Corporation) group life and supplemental health, individual annuities.

          Subsidiary owned by Principal International Espana, S.A. de Seguros de
          Vida:

               a. Princor International Espana Sociedad Anonima de Agencia de Seguros (a Spain Corporation) an insurance agency.

          Subsidiary owned by Afore Confia-Principal, S.A. de C.V.:

               a. Siefore Confia-Principal, S.A. de C.V. (a Mexico Corporation) an investment fund company.

Item 27.  Number of Contractowners - As of: September 9, 1998

                     (1)                          (2)               (3)
                                             Number of Plan      Number of
          Title of Class                      Participants     Contractowners
          --------------                     --------------    --------------
          BFA Variable Annuity Contracts                 95         10
          Pension Builder Contracts                   1,192      1,340
          Personal Variable Contracts                 4,388        137
          Premier Variable Contracts                 17,789        270
          Flexible Variable Annuity Contract         30,021     30,021
          Principal Freedom Variable Annuity Contract    0          0

Item 28.  Indemnification

               None

Item 29.       Principal Underwriters

     (a) Princor Financial Services Corporation, principal underwriter for Registrant, acts as principal underwriter for, Principal Balanced Fund, Inc., Principal Blue Chip Fund, Inc., Principal Bond Fund, Inc., Principal Capital Value Fund, Inc., Principal Cash Management Fund, Inc., Principal Government Securities Income Fund, Inc., Principal Growth Fund, Inc., Principal High Yield Fund, Inc., Principal International Emerging Markets Fund, Inc., Principal International Fund, Inc., Principal International SmallCap Fund, Inc., Principal Limited Term Bond Fund, Inc., Principal MidCap Fund, Inc., Principal Real Estate Fund, Inc., Principal SmallCap Fund, Inc., Principal Special Markets Fund, Inc., Principal Tax-Exempt Bond Fund, Inc., Principal Tax-Exempt Cash Management Fund, Inc., Principal Utilities Fund, Inc., Principal Variable Contracts Fund, Inc. and for variable annuity contracts participating in Principal Life Insurance Company Separate Account B, a registered unit investment trust for retirement plans adopted by public school systems or certain tax-exempt organizations pursuant to Section 403(b) of the Internal Revenue Code, Section 457 retirement plans, Section 401(a) retirement plans, certain non- qualified deferred compensation plans and Individual Retirement Annuity Plans adopted pursuant to Section 408 of the Internal Revenue Code, and for variable life insurance contracts issued by Principal Life Insurance Company Variable
Life Separate Account, a registered unit investment trust.

  (b)      (1)                 (2)
                               Positions
                               and offices
  Name and principal           with principal
  business address             underwriter

     John E. Aschenbrenner    Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     Robert W. Baehr          Marketing Services
     The Principal            Officer
     Financial Group
     Des Moines, IA 50392

     Craig L. Bassett         Treasurer
     The Principal
     Financial Group
     Des Moines, IA 50392

     Michael J. Beer          Senior Vice President and
     The Principal            Chief Operating Officer
     Financial Group
     Des Moines, IA 50392

     Mary L. Bricker          Assistant Corporate
     The Principal            Secretary
     Financial Group
     Des Moines, IA 50392

     Lynn A. Brones           Vice President -
     The Principal            Investment Network
     Financial Group
     Des Moines, IA 50392

     David J. Drury           Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     Arthur S. Filean         Vice President
     The Principal
     Financial Group
     Des Moines, IA 50392

     Paul N. Germain          Vice President -
     The Principal            Mutual Fund Operations
     Financial Group
     Des Moines, IA  50392

     Ernest H. Gillum         Assistant Vice President -
     The Principal            Registered Products
     Financial Group
     Des Moines, IA 50392

     William C. Gordon        Insurance License Officer
     The Principal
     Financial Group
     Des Moines, IA 50392

     Thomas J. Graf           Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     J. Barry Griswell        Director and
     The Principal            Chairman of the
     Financial Group          Board
     Des Moines, IA 50392

     Joyce N. Hoffman         Vice President and
     The Principal            Corporate Secretary
     Financial Group
     Des Moines, IA 50392

     Stephan L. Jones         Director and
     The Principal            President
     Financial Group
     Des Moines, IA 50392

     Ronald E. Keller         Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     Ellen Z. Lamale          Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     John R. Lepley           Senior Vice
     The Principal            President - Marketing
     Financial Group          and Distribution
     Des Moines, IA 50392

     Gregg R. Narber          Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     Mark M. Oswald           Compliance Officer
     The Principal
     Financial Group
     Des Moines, IA 50392

     Kelly A. Paul            Systems/Technology -
     The Principal            Officer
     Financial Group
     Des Moines, IA 50392

     Richard L. Prey          Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     Layne A. Rasmussen       Controller -
     The Principal            Mutual Funds
     Financial Group
     Des Moines, IA 50392

     Martin R. Richardson     Operations Officer -
     The Principal            Broker/Dealer Services
     Financial Group
     Des Moines, IA 50392

     Elizabeth R. Ring        Controller
     The Principal
     Financial Group
     Des Moines, IA 50392

     Michael D. Roughton      Counsel
     The Principal
     Financial Group
     Des Moines, IA 50392

     Jean B. Schustek         Product Compliance Officer -
     The Principal            Registered Products
     Financial Group
     Des Moines, IA  50392

     Kyle R. Selberg          Vice President-Marketing
     The Principal
     Financial Group
     Des Moines, IA 50392

     Susan R. Sorensen        Marketing Officer
     The Principal
     Financial Group
     Des Moines, IA 50392

     Roger C. Stroud          Assistant Director -
     The Principal            Marketing
     Financial Group
     Des Moines, IA 50392

           (c)        (1)                       (2)

                                      Net Underwriting
            Name of Principal           Discounts and
               Underwriter               Commissions

            Princor Financial           $11,491,356.06
            Services Corporation

                   (3)                       (4)                 (5)

             Compensation on             Brokerage
                Redemption              Commissions         Compensation

                     0                       0                    0

Item 30.  Location of Accounts and Records

          All accounts, books or other documents of the Registrant are located at the offices of the Depositor, The Principal Financial Group, Des Moines, Iowa 50392.

Item 31.  Management Services

          Inapplicable

Item 32.  Undertakings

          The Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

          The Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

          The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

  REPRESENTATION PURSUANT TO SECTION 26 OF THE INVESTMENT COMPANY ACT OF 1940

Principal Life Insurance Company represents the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Principal Life Insurance Company Separate Account B, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereto duly authorized in the City of Des Moines and State of Iowa, on the 14th day of September, 1998

                         PRINCIPAL LIFE INSURANCE COMPANY
                         SEPARATE ACCOUNT B

                                 (Registrant)


                         By:  PRINCIPAL LIFE INSURANCE COMPANY

                                 (Depositor)

                                   /s/ David J. Drury
                         By ______________________________________________
                              David J. Drury
                              Chairman and Chief Executive Officer

Attest:

/s/ Joyce N. Hoffman
-----------------------------------
Joyce N. Hoffman
Vice President and
  Corporate Secretary


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature                          Title                           Date


/s/ D. J. Drury                Chairman and                   September 14, 1998
--------------------           Chief Executive Officer
D. J. Drury



/s/ D. C. Cunningham           Vice President and             September 14, 1998
--------------------           Controller (Principal
D. C. Cunningham               Accounting Officer)



/s/ M. H. Gersie               Senior Vice President          September 14, 1998
--------------------           (Principal Financial
M. H. Gersie                   Officer)


  (M. V. Andringa)*            Director                       September 14, 1998
--------------------
M. V. Andringa


  (R. M. Davis)*               Director                       September 14, 1998
--------------------
R. M. Davis


  (C. D. Gelatt, Jr.)*         Director                       September 14, 1998
--------------------
C. D. Gelatt, Jr.


  (J. B. Griswell)*            Director                       September 14, 1998
--------------------
J. B. Griswell


  (G. D. Hurd)*                Director                       September 14, 1998
--------------------
G. D. Hurd


  (C. S. Johnson)*             Director                       September 14, 1998
--------------------
C. S. Johnson


  (W. T. Kerr)*                Director                       September 14, 1998
--------------------
W. T. Kerr


  (L. Liu)*                    Director                       September 14, 1998
--------------------
L. Liu


  (V. H. Loewenstein)*         Director                       September 14, 1998
--------------------
V. H. Loewenstein


  (R. D. Pearson)*             Director                       September 14, 1998
--------------------
R. D. Pearson


  (J. R. Price)*               Director                       September 14, 1998
--------------------
J. R. Price, Jr.


  (D. M. Stewart)*             Director                       September 14, 1998
--------------------
D. M. Stewart


  (E. E. Tallett)*             Director                       September 14, 1998
--------------------
E. E. Tallett


  (D. D. Thornton)*            Director                       September 14, 1998
--------------------
D. D. Thornton


  (F. W. Weitz)*               Director                       September 14, 1998
--------------------
F. W. Weitz


                           *By    /s/ David J. Drury
                                  ------------------------------------
                                  David J. Drury
                                  Chairman and Chief Executive Officer



                                  Pursuant to Powers of Attorney
                                  Previously Filed or Included Herein